As filed with the U.S. Securities and Exchange Commission on January 29, 2021

Registration No. 333- 251342

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Elite Education Group International Limited

(Exact Name of Registrant as Specified in its Charter)

British Virgin Islands		Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1209 N. University Blvd, Middletown, OH 45042

Tel: +1 (513) 835-5394

(Address, including zip code, and telephone number, including area code, of principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, DE 19711

+1 302-738-6680

(Name, address, including zip code, and telephone number, including areas code, of agent for service)

Copies to:

F. Alec Orudjev, Esq. Schiff Hardin LLP 901 K Street, NW, Suite 700 Washington, DC 20001 Tel: 202-724-6848	Richard I. Anslow, Esq. Jonathan Deblinger, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas, 11th Floor New York, NY 10105 Tel: 212-370-1300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Maximum Aggregate Offering Price (1)(2)(3)	Amount of Registration Fee
Units (6)	$6,900,000	$752.79
Common shares, par value $0.016 per share (4)	$-	$-
Warrants to purchase common stock (4)	$-	$-
Common shares issuable upon exercise of the Series A Warrants	$6,900,000	$752.79
Common shares issuable upon exercise of the Series B Warrants	$8,625,000	$940.98
Underwriters’ warrants (5)
Common shares underlying Underwriters’ warrants (5)	$660,000	$72.00
Total	$23,085,000	$2,518.57	(7)

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Pursuant to Rule 416, the securities being registered hereunder include such indeterminate number of additional securities as may be issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(3)	Includes the price of additional common shares and warrants to purchase common shares that the underwriters have the option to purchase to cover overallotments, if any.
(4)	Included in the price of the units. No separate registration fee is required pursuant to Rule 457(g) under the Securities Act.
(5)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(g) under the Securities Act. We have calculated the proposed maximum aggregate offering price of the common shares underlying the underwriter’s warrants by assuming that such warrants are exercisable at a price per share equal to 110% of the public offering price of the common share in the units sold in this offering.
(6)	Each unit includes (i) one share of common stock, (ii) one Series A Warrant, and (iii) one Series B Warrant.
(7)	Previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement is filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)	DATED January 29, 2021

Elite Education Group International Limited

750,000 Units

Shares and Warrants

This is the initial public offering of Elite Education Group International Limited.

The public offering price per Unit is $8.00. Each Unit consists of (a) one common share, (b) one Series A warrant (the “Series A Warrants”) to purchase one common share at an exercise price equal to $5.00 per share, exercisable until the fifth anniversary of the issuance date, and (c) one Series B warrant (the “Series B Warrants,” and together with the Series A Warrants, the “Warrants”) to purchase one common share at an exercise price equal to $10.00 per share, exercisable until the fifth anniversary of the issuance date and subject to certain adjustment and cashless exercise provisions as described herein. The Units will be offered on a firm commitment basis. The common shares and the Warrants are immediately separable and will be issued separately, but will be purchased together in this offering.

Prior to this offering, there has been no public market for our common shares. We have applied to have our common shares listed on the NASDAQ Capital Market under the symbol “EEIQ” for the common shares we are offering. We cannot guarantee that we will be successful in listing our common shares on the Nasdaq; however, we will not complete this offering unless we are so listed. We do not intend to apply for listing of either of the Warrants on the Nasdaq Capital Market or any other securities exchange or nationally recognized trading system, and we do not expect a market to develop for the Series A Warrants or the Series B Warrants.

We anticipate that following the completion of this initial public offering of our securities, our Chief Executive Officer and our Chief Financial Officer together will beneficially own approximately 80.9% of the Company’s then outstanding securities. While under NASDAQ Marketplace Rules 5615(c), we may be deemed a “controlled company,” we do not intend to avail our company of the corporate governance exemptions afforded to a “controlled company” under the NASDAQ Marketplace Rules.

We are an “emerging growth company” as defined in the Jumpstart Our Business Act of 2012, as amended, and, as such, will be subject to reduced public company reporting requirements.

An investment in our securities is highly speculative, involves a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. See “Risk Factors” beginning on page 13 of this prospectus.

	Unit	Total
Initial public offering price	$8.00	$6,000,000
Underwriting discounts and commissions (1)	$0.64	$480,000
Proceeds to us, before expenses	$7.36	$5,520,000

(1)	We have agreed to issue upon the closing of this offering, compensation warrants to ViewTrade Securities, Inc., as representative of the underwriters, entitling them to purchase up to 10% of the securities sold in this offering. We have also agreed to pay a non-accountable expense allowance to the underwriters of 0.5% of the gross proceeds received in this offering and to reimburse the underwriters for other out-of-pocket expenses related to the offering. For a description of other terms of the compensation warrants and a description of the other compensation to be received by the underwriters, see “Underwriting.”

We have granted the underwriter an option, exercisable one or more times in whole or in part, to purchase up to 112,500 additional common shares and/or Series A Warrants to purchase up to an aggregate of 112,500 common shares and Series B Warrants to purchase up to an aggregate of 112,500 common shares, in any combinations thereof, from us at the public offering price per security, less the underwriting discounts and commissions, for 45 days after the date of this prospectus to cover over-allotments, if any.

The underwriters are offering the Units as set forth under “Underwriting.” Delivery of the securities underlying the Units will be made on or about           , 2021.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VIEWTRADE SECURITIES, INC.

The date of this prospectus is January 29, 2021

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we, nor the underwriters have authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

For investors outside the United States: Neither we, nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common shares and the distribution of this prospectus outside the United States.

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PROSPECTUS SUMMARY

This summary highlights information that we present more fully in the rest of this prospectus. This summary does not contain all of the information you should consider before buying common shares in this offering. This summary contains forward-looking statements that involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could,” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. You should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and the notes to those statements.

Our Company

Elite Education Group International Limited (EEI) is a holding company registered and incorporated in the British Virgin Islands (BVI) on December 13, 2017 by Jianbo Zhang. As a wholly-owned subsidiary of EEI, Quest Holding International LLC (QHI) was incorporated in 2012 in Ohio to facilitate study abroad and post-study services for Chinese students in the United States. Miami International Education Center LLC (MIE) was set up on January 13, 2017 in Ohio, and is a wholly-owned subsidiary of QHI. We partner with Miami University of Ohio, one of the oldest public universities in the country, to offer our services to Chinese students interested in studying in the United States. Located in southwestern Ohio and established in 1809, Miami University has 7 colleges, 5 different campuses, and the campus population of approximately 25,000. Known as “Public Ivy,” the University offers more than 120 undergraduate, 60 graduate in and 13 Ph.D. degrees. Currently, our partnership with the University has extended to the Oxford, Middletown, and Hamilton campuses.

We develop specific education goals and plan for each student enrolled in its program, and provide a safe and structured environment and support services so that students can focus most of their attention on academic studies.

Our mission is to provide our students with a reliable and comprehensive support system to fulfill their dreams of studying abroad. We strive to accomplish that by offering students and parents a one-stop destination for their US study needs, with potential expansion to other destinations as discussed below. We maintain an office in the United States and work with a business partner in the PRC. Our US Office is mainly responsible for providing study abroad and post-study services which include, among others, student dormitory management, academic guidance, international student services, student catering services, student transfer application services, internship and employment guidance. QHI’s business partner in China is Renda Financial Education Technology Co., Ltd. (Renda), located in Beijing. Its main business includes development and cooperation of the Chinese study market, language testing, student application, visa service, pre-departure training, pick-up arrangements, or any other accommodation arrangements as may be required.

QHI focuses on all stages of the study process and aims to provide the best services available to ensure that every student successfully completes the university application, and travel and settlement processes. It accomplishes this by offering a one-stop solution for these needs.

The PRC office coordinates the pre-attendance service needs of our customers while our United States office coordinates and provides the actual study abroad and post-study services.

Such pre-attendance services coordinated by our PRC office at no charge include information support and counseling services for students and parents:

●	Language test training counseling – we provide International English Proficiency Test (ITEP) counseling, registration, and test placement for students with no or poor language skills

●	Admission application – our professional personnel reviews and provides feedback on student application materials

●	Visa counseling - our personnel provide visa counseling and guidance services for the student applicants

●	Pre-departure guidance – we offer logistical and organizational support for the student applicants prior their departure to the educational institutions

●	Accommodation arrangements – we pick up and drop off the students at the point of arrival.

The services after arrival include, among others:

●	Pick-up service with no charge - our US office opens and maintains a 24-hour hotline to coordinate with Miami University for pick-up and ensures that each student arrives at and settles in dormitories safely

●	Welcome service at no charge – we coordinate with Miami University whose staff members offer a two-week orientation

●	Dormitory service - our dormitory administrators are on duty 24 hours per day and 7 days per week

●	Catering services – we maintain a Chinese restaurant consisting of Chinese chefs and culinary staff near student dormitories to offer several meals a day to our students

●	Academic guidance – with the help of professionally retained tutors, we offer academic guidance to help students choose and plan their career development

●	Internship services – we arrange for various types of internships and social practice activities throughout the academic calendar to help students with their future employment, educational and social prospects; we believe these services also help to develop their problem solving skills, workplace and emotional intelligence training

●	Shuttle bus services – our staff offer shuttle bus services to cater to students’ needs.

Industry and Market Background

Over the past years, China’s economic and social improvements were followed by increases in spending on education, particularly for pursuing education on foreign soil. According to the 2018 studies from Ministry of Education in China, the total number of Chinese students studying abroad reached 662,100 in 2018, of whom 596,300 studying there at their own expense, an increase of 8.8% over the previous year. According to the 2019 White Book of Chinese international students (the 2019 Annual Report), students also appear to choose more diverse destinations to pursue their studies. Chinese students remain on top of the list of international students in the United States with the United States being the top choice for Chinese students. The proportion of student respondents who rank the U.S. as their prior choice fell from 49% in 2017 to 44% in 2018 and to 43% in 2019. The U.K. remains one of the most popular destinations for Chinese students, with 41% of applications, a 6% percent increase from the prior year.

As students’ parents’ education and income levels improve, the demand for foreign education extends to middle school or even elementary school levels. For most students, preparations for studying abroad starts as early as middle school. Prospective students tend to focus on teacher-student ratios, living conditions, educational experience and professionalization of their fields, among other factors. In addition to improving their academic qualifications and an enriching academic background, studying abroad now is more about enhancing students’ life experience, self-perception, and communication skills.

The United States, the United Kingdom, Australia, and Canada remain the most desirable destinations for studying abroad. As economic conditions in many countries tighten and educational budgets are reduced, universities have economic incentives to seek to admit students who can pay out-of-state tuition fees, especially Asian students. East Asian countries are the world’s largest origin of international students, followed by South Asia and the Middle East.

In 2018, Chinese students represented the largest portion of all foreign students in the United States. In addition, the overall trend of increased tuition and fees continued at US universities and colleges, public and private alike. For instance, Ivy League institutions raised their tuition on average by nearly 8%, and Columbia University charges tuition fees of $59,430 per year, higher than any other private colleges.

According to the United Kingdom’s Higher Education Statistics Agency (HESA), the number of British undergraduates at Oxford University and Cambridge University fell by 7% and 5%, respectively, as compared to a decade ago. This drop was replaced with international students. There are 51% more international undergraduates at Oxford and 65% more at Cambridge than a decade ago. The number of international students in Cambridge’s postgraduate programs now exceeds that of British students.

While the number of British students has been decreasing, the number of international students has been on the rise. At the same time, non-EU students will continue paying higher tuition fees. For example, Oxford University and Cambridge University intend to increase tuition in excess of UK 30,000 pounds (or approximately USD 43,000) per year. In addition, according to the HESA, other top British universities also plan to recruit more undergraduates in 2019, e.g., University College London plans to expand by 65%, the University of Bristol by 41%, and the University of Exeter by 74%. Such expansion primarily targets international students and the tuition fees are expected to increase accordingly.

The number of overseas students in Australia and tuition fees appears to follow this same growth pattern on an annual basis. For instance, the number of Asian (PRC) international students in Australia is greater than that in the United States. In the 2018-2019 academic year, 39% of foreign university students in Australia came from China, representing an increase of 17%. In the new academic season of 2019, the University of Melbourne and the University of Queensland have announced their plans to expand the enrollment for international students from Asia for following academic years. In November 2018, all Australian universities released their 2019 tuition fees all of which are trending upwards, e.g., tuition fees of the University of Sydney are up by approximately RMB 10,000; the University of New South Wales – by RMB 11,000; and the University of Melbourne – by RMB 7,500.

An increasing number of international students is targeting Canada for its studies. The number of students from two largest Asian countries, China and India, has grown faster than any other country. Nearly three out of every ten international students are Chinese. Such a large volume of Chinese international students has resulted in a considerable financial contribution to many Canadian universities. In 2018, for example, the University of Toronto, earned $928 million (RMB 4.7 billion). We anticipate that Canadian universities including, among others, the University of Toronto, McGill University, etc., will continue expanding the enrollment of Asian students in 2019 and beyond. Along with increasing the number of international students, the University of Toronto also plans to increase tuition fees by an average of 6% per year for the next five years starting in 2019; Simon Fraser University plans to increase tuition fees in 2019, including a 4% increase for international students to address its $15 million budget deficit. We view these trends as business opportunities.

With the development of the PRC international study market, the Chinese government and foreign universities have increasingly directed more attention to the PRC education market. Both high school students and their parents focus on locating high-quality ways of studying abroad to realize return on their educational investments. rates Similarly, many preparatory programs in the marketplace also promise that students will graduate after only three years abroad. These preparatory programs are situated in public universities, mainly in the form of one-year university preparatory courses, 2 + 2 year cooperation projects and 3 + 2 year undergraduate continuing courses.

EEI’s business partner in China, Renda, has been engaged in operation and management of such cooperative courses at Renmin University of China from 2006 to 2016. Over the past 10 years, Renda has facilitated Chinese students going to the UK, Canada and the United States for their further studies. Consistent with industry demands, study abroad project types have been changing continuously in the past 10 years, from 3 + 2 to 2 + 3, and then to the final year of university preparatory course. After substantial analysis of the attendance and participation levels, it became apparent that the scale of one-year preparatory course in the market has been too small which made it difficult to recruit students. In fact, it appears that one-year preparatory courses available in the market have not delivered on cost saving promises; on the contrary, it prolonged the study abroad periods.

Our Strategies and Development Objectives

We strive to continue to improve the quality of our project offerings, provide our customers with the most suitable options to pursue their studies abroad, and ultimately to establish an internationally recognized education brand. We have designed our management systems to pursue and secure an enduring competitive advantage in the market place for education services by improving our research and development capabilities, securing stable market positioning and channels, and configuring a highly efficient sales system.

Specific areas of our focus include:

●	Developing unique signature brand, project, talent and internet capabilities, designed to optimize the customer experience and retention structure, and to build an international education and study abroad product chain.

●	Focusing on development and expansion of our educational products to increase our domestic market share and expand our global market to establish an integrated product as well as maintaining diversification, along with adopting mobile applications to facilitate multi-channel operation modes.

●	Continuing the enhancement of our brand quality by offering higher quality service at all stages, diversifying our services which includes pre-departure planning for overseas study, professional visa training, group purchases of air tickets, safety training on study abroad, academic guidance and career guidance, packaging our products, and promoting both online and offline activities to increase brand exposure.

●	Establishing a multi-dimensional education platform that includes global overseas education industry chains, educational training, and mobile application components:

●	Global Overseas Educational Industry Chain Establishment

●	We aim to expand our business in Hong Kong and Southeast Asia markets such as Myanmar, Vietnam, Thailand, to build private international schools, and establish relationships with local prestigious universities to initiate multinational platforms for local students to have opportunities to study abroad, as well as various universities in the United Kingdom, Britain, the United States, and Australia to attract more Chinese students. We began exploring opportunities in Myanmar in 2018, and intend to explore similar opportunities in Vietnam in 2020 and to roll out this initiative in the 2020/21 academic year.

●	Following recent enrollment volume, Miami University and QHI have agreed to expand their cooperation on the University’s Hamilton campus. QHI serves as a principal for all the recruitment and promotional activities, which are related to these two campuses, in Asia. Like traditional universities, we currently provide dormitory housing and student dining hall services to approximately 30 student residents on the Hamilton campus. We have also reached an agreement with Miami University with respect to expansion onto the University’s main campus in Oxford, and will increase our recruiting to match the Oxford campus expansion in 2020.

●	QHI began explorations of the Canadian market with the intent to replicate the Miami University model in a new setting. QHI will be in charge of the recruitment, pre-departure through post-study services. We anticipate rolling out this initiative in the 2020/21 academic year.

●	QHI has been pursuing a new partner in the UK (particularly, London) with the intention to establish its own UK college and/or university partnership to provide additional options for Chinese students in 2021. In October 2019, QHI entered into a certain International Representative Agreement with the University of Northumbria at Newcastle (the “UNN”). Under this agreement, the UNN engaged QHI as its non-exclusive representative to promote and market the UNN academic programs to prospective students in the PRC. QHI is required to conduct all such activities in compliance with the UNN rules and regulations as well as other applicable UK laws, rules and regulations. The UNN agreed to pay certain recruiting fees to QHI depending on the number of new students recruited in any given academic year, e.g., 1-19 students – 15% commission rate (percentage of tuition fee), 20-39 students – 20%, 40-59 students – 22.5%, 60-79 students – 25%, and 80 or more students – 27.5%. The agreement also contemplates volume bonus payable to QHI, e.g., from UK₤1,000 on 5-9 new students recruited in academic year to UK₤10,000 on 50 or more students. This agreement expires on April 30, 2022. Since October 2019, we have not generated any recruitment commissions under this representation agreement.

●	Educational Training

●	Early childhood training combined with early childhood education, English, and special training school

●	Overseas language study training and test preparation for the IELTS, TOEFL, GRE and SAT tests

●	Special training including brain development, abacus arithmetic, studies in Chinese history, and technical fields (e.g., engineering fundamentals)

●	Mobile Application

Through years of accumulation of market resources, we have established a comprehensive and diversified internet platform including, but not limited to, overseas study service, education and training, and business cooperation. We intend to continue and expand our study abroad services to include access to:

●	applications for U.K., U.S., Canadian and Australia universities

●	required and supplemental documents, application guidance, pre-departure Q&A, air ticket reservations, dormitory reservations, overseas high school student guidance, rental assistance, legal aid, medical escorting, and driver permit training

●	school information for parents to monitor their children’s performances

●	special skill training program, language training (i.e., IELTS/TOEFL/SAT sprint training), professional teaching and training

●	a platform for all agencies for expeditious cooperation

●	online courses, including college preparation, PTE training, and outstanding teacher courses

Our Competitive Strengths

We believe that the following strengths differentiate us from our competitors and will continue contributing to our growth and success:

●	Low admission requirements and no minimum language requirements. QHI serves as a principal and takes over its recruiting and promotion aspect for the regional campuses at Miami University, and we have reached an agreement to do so for its main campus at Oxford, for China and other Asian countries, starting in 2020. The application process is extended and can be confusing for the uninitiated. While most colleges require a GPA of at least 2.5 and/or minimum language proficiency, our Miami University project does not maintain such requirements. The English Language Center (ELC) at the Miami University specially set up an Academic Redirection Program (APR) course for students with GPA of 2.0 or lower. Internal testing methods are flexible and can be taken at any time and any place without geographical limitations. Miami University also accepts ITEP test scores as a language standard for admission to the ELC program at Miami University. ITEP is an online examination system, which offers flexibility and quick scoring; it is most suited for those students who do not have time to take the IELTS or TOEFL.

●	Comprehensive service after study. We believe that our post-study services are one of the most important reasons why agents and parents choose us. After students arrive in the United States, QHI provides comprehensive services for students, including pick-up services, student dormitory, safety guidance for freshmen, academic guidance, guidance for further education, legal aid, and medical escort. To our knowledge, no other education group offers similar services.

●	High entrance rate. According to US NEWS ranking, the freshman retention rate at Miami University is 91%.

●	High success rate. The average number of students enrolled in the program is 130-140 per year, and the number of students who are transferred or expelled is less than 5 per year. Historically, we have noticed that virtually all students, irrespective of their background or grades, can progress academically and eventually transfer to the Oxford campus, which is the main campus. We are so confident in the quality of our services that we offer a guarantee with respect to the progress and graduation of our students.

Impact of the COVID-19 Pandemic on the Company

Beginning in late 2019, there were reports of the COVID-19 (coronavirus) outbreak originating in China, prompting government-imposed quarantines, cessation of certain travel and widespread business closures.

The Company’s Spring student admission (January intake) has not been affected by the COVID-19 outbreak since all students arrived at the Miami University before January 15, 2020. Several of the current (Fall 2019 admission) students travelled to China during the year-end vacation break; they all returned to the US on or around January 25, 2020. The Company implemented quarantine measures pursuant to which all students with recent travel histories were quarantined in their places of residence for at least two weeks. In addition, the Company undertook the following steps:

●	Prepared quarantine rooms - for students returning to the United States from Hubei and other provinces in China, the Company arranged isolated dormitory rooms, one room per person.

●	Provided necessary sanitary materials to be used in quarantined areas - the Company distributed sanitizer and other materials for students to clean their rooms on a daily basis; the residence administrators were assigned to disinfect the common areas, including stairs and corridors.

●	Delivered meals to the quarantined students - to avoid direct contact and comply with social distancing prescriptions, the cafeteria staff packed all three meals for quarantined students and delivered food to their room on a daily basis.

●	Purchased and supply Personal Protective Equipment (PPE) materials - from the outset of the US COVID-19 outbreak, the Company’s US offices began purchasing PPE materials, including masks, disposable gloves, sanitizers and disinfection supplies. All these supplies have been distributed to students and staff members.

●	Required masks - all students and staff members are required to wear masks in the public space or common areas of the dormitories.

The Company has diligently followed and enforced the foregoing measures. Following the 14-day quarantine period, no student has exhibited any COVID-19 related symptoms, and all our students and staff members were and remain healthy. No positive cases of COVID-19 have been reported to date.

The Company continues to implement the foregoing measures and has added additional ones, including:

●	Food storage and meal deliveries - the Company continues to provide all meals to the student dormitories to minimize direct contacts and maintain social distancing. Beginning in March, the cafeteria kitchen began storing frozen food to accommodate the student needs for sustained periods of time. In addition, the Company has been arranging group grocery shopping trips chaperoned by our residence administrators by shuttle bus every week. The buses are sanitized before each departure, and everyone is required to wear a mask and disposable gloves for the grocery shopping. All purchased goods are sanitized before taken to individual student rooms.
●	Entry and exit dormitory area - all students must sign in and out entering and existing the dormitories. The students are only permitted to go to supermarkets or to seek medical treatment, if necessary. No outside visitors are permitted at the residential halls.
●	Daily health checks - The Company has established a daily health reporting system such that every student who lives in the residence building is required to log into the system to report his or her health conditions on a daily basis. We keep track of this condition for both students and staff members.
●	Non-contact communication - In order to minimize direct contact all students interactions with our staff have been moved to virtually/online modes, including student consultations and dormitory inspections.

To date, the student recruitment for Miami University has come to an end for the Summer 2020 and Fall 2020 terms. According to the summary statistics, prior to June 1, 2020, the outbreak in China did not materially affect our student admission rates. According to our review of the Summer 2020 and Fall 2020 student applications, there has been, in fact, a 10% increase in the number of applications as compared with prior periods (440 as of the end of May 2020 compared to 403 for the same period last year). We believe there are two reasons for this increase. First, to date, international high schools have not been materially affected by the outbreak. In 2019, we worked with an increased number of such high schools. Approximately 40% of our current applications, compared to 29% in 2019, are from such international high schools. The main reason why the applications by international school students is largely unaffected by the disruptions caused by the pandemic is that such students do not have Chinese high school diploma/qualification and therefore cannot take Chinese university entrance examinations. They are effectively forced to choose to study abroad while students in public high schools are in a position to forgo these opportunities and instead choose to study domestically by taking the university entrance examination. Secondly, our reputation has strengthened among existing or previous students and their parents. During the early stages of the outbreak, we determined to move all our marketing activities into a virtual or online format. Since January, we held more than 70 online promotional and training sessions, including business training with partners, school life broadcast activities, etc. We increased the number and variety of online activities including online guidance classes and online service training sessions, so as to maintain potential student interest and student enrollment rates. However, due to the COVID-19 pandemic, most of the programs at Miami University have been delayed or postponed, and the number of students that has confirmed enrollment was 132 as of May 28, 2020, which was about 17% lower as compared to 159 as of the same date last year. After June 1, 2020, however, the number of applications we received was affected by the increasing COVID-19 cases and the tension in the relationship between the U.S. and Chinese governments. In 2019, we received 42 applications after June 1, but this figure was only 24 in 2020. The Company considers this drop to be an episodic decrease caused by unprecedented exogenous factors in 2020. The Company continues its focus fostering its pool of applicants through foundational programs with some Chinese universities. Eventually, a total of 134 students enrolled in our program in the fiscal year of 2020 term in the format of online learning.

Operational and financial outlook

The Company has put in place several operational adjustments below for the Fall 2020 academic semester.

●	While currently the US visa office in Beijing is temporarily closed, the visa application process for Fall admission has started. If needed, the students who are admitted in the summer term will be transferred to Fall admission.

●	If the university does not reopen for the Fall semester, it will provide online courses for the newly admitted students, without impacting registration and enrollment.

●	For students who are admitted, but wish to postpone their studies in the US, we would offer study opportunities within our domestic cooperative projects at Ocean University of China in Qingdao, China for one or two semesters.

●	We will leverage our centrally managed residence system to encourage more students (mainly 2019 intakes) to continue living in our dormitory for another one or two semesters.

While it is presently unknown to what precise extent the world economies and the Company’s operations may be affected if the global pandemic persists for an extended period of time. It is also possible that the outbreak will cause additional disruptions to the Company’s operations and prospects.

The Company has been implementing effective approaches among multiple locations for business operations for more than five years. As a result, the Company believes that COVID-19 related challenges are not likely to have material negative impact on its student recruitment system. The Company may incur significant delays, reductions in revenue and increases in expenses relating to such events outside of its control, but the Company believes effective approaches implemented by the Company will help minimize the negative impacts caused by COVID-19 on its operations. The outbreak could preclude current and new students from enrolling in the academic programs in the US, which adversely affects the Company’s ability to generate new revenue. Any and all of the foregoing could have a material adverse impact on its business, operating results and financial condition. The outbreak-related instability in the securities markets could adversely affect our ability to raise additional capital in the future. We currently believe that our financial resources will be adequate to see us through the outbreak and intend to continue growing our business.

The Company’s near-term financial condition has been adversely affected by the pandemic. If and to the extent the pandemic persists, the Company’s financial condition and growth prospects may be adversely affected as the sales are likely to be adversely affected. As noted above, while the number of applications in 2020 went up by 10% as compared with the prior period (440 in 2020 as compared with 403 in 2019), the number of students that has confirmed enrollment was 132 as of May 28, 2020, which is about 17% lower as compared to 159 as of the same date last year. Starting June 1, 2020, however, the number of applications we received was affected by the increasing COVID-19 cases and the tension in the relationship between the U.S. and Chinese governments. In 2019, we received 42 applications after June 1, but this figure was only 24 in 2020. Eventually, a total of 134 students enrolled in our program in the fiscal year of 2020 term in the format of online learning.

If the pandemic continues and/or there is a second wave of COVID-19, the demand for services provided by the Company is likely to be volatile for an unknown period of time, and this may result in unstable sales growth for the Company. The likelihood and extent of the adverse effect may be reduced if and to the extent that the Company commences new programs at Miami University (Oxford campus) and University of North Umbria at Newcastle, UK. If COVID-19 persists, student travel to the US is likely to be delayed and/or postponed, and the Company’s operations would need to adapt to this decrease in demand. Notwithstanding the pandemic, Miami University will reopen the school operations to arrange student admission; if and to the extent students wish to postpone admission, we will provide arrangements for such students to enroll in Miami University credit program established at some Chinese universities for one or more academic semesters prior to entering Miami University for normal study. If the pandemic continues and/or there is a second wave of COVID-19, however, this is likely to change if students will have to take online courses for a longer period of time.

COVID-19 has resulted in part of our employees’ working remotely over the past six months, and this changed our traditional approach of recruiting and serving students. However, it has not adversely affected our ability of maintaining operations.

In the long run, if the pandemic continues and/or there is another wave of COVID-19, the Company may have to consider how to adjust the remote working approach in order to accommodate for student needs, but it does not expect working remotely to adversely affect its financial reporting systems or internal controls.

As the Company does not have any credit arrangements, including short-term debt, long-term debt, commercial paper and other financial obligations, the impacts of COVID-19 on the Company’s capital and financial resources will be minimal. Due to the amount of cash held by the Company, its overall liquidity position will not likely change in the near or long term. However, the Company’s ability to raise money in the capital markets by issuing equity may be adversely affected by the pandemic, and the cost of capital will likely be higher. All of the assets owned by the Company are located in the US and the Company does not expect significant changes in judgments in determining the fair-value of such assets. The Company does not have significant financial assets and non-financial assets that are measured based on fair value on a recurring basis. The largest financial asset on the balance sheet is cash; the other material assets on balance sheet are non-financial assets such as prepaid expenses and property and equipment. As disclosed in the Company’s consolidated financial statements, there were no significant estimates and judgements with regard to consolidated financial statements for the years ended September 30, 2020 and 2019, respectively. Nor does the Company expect any material impairments as a result of the impact by COVID-19 pandemic. Other than property and equipment, which are primarily buildings and lands located in US, the Company does not have other long-lived assets on the balance sheets. Buildings and land in the US are generally expected to preserve or even appreciate in value. The Company does not have material accounts receivable since students are required to prepay tuition fees before being admitted into our program.

While the Company has not experienced challenges in implementing its business continuity plans in the near-term, or requiring material expenditures to do so, if the pandemic continues and/or there is another wave of COVID-19, the Company is likely to increase its expenditures on student recruitment. The Company does not expect that its operations will be materially impacted by any constraints or other impacts on its human capital resources and productivity. Nor does it expect for travel restrictions and border closures to significantly affect the Company’s business operations, but it is likely to affect the Company’s operations in the near term because students will have to take online courses in locations outside the US.

Recent Developments

On October 25, 2020, our Board of Directors and stockholders approved a 1-for-0.63 reverse stock split of our issued and outstanding common shares (the “Reverse Stock Split”), effective as of the same date. Unless indicated otherwise, the share numbers and share price in this prospectus give retroactive effect to the Reverse Stock Split.

Corporate Structure and Information

Our main offices are located in Middletown, Ohio at 1209 N. University Blvd., Middletown, OH 45042; our telephone number at those offices is +1 (513) 835-5394. In addition, we maintain offices in Beijing, China at A-1718 Jiatai International Building, 41 Central East 4th Ring Road; our telephone number at those offices is (+86) (10) 8571-0121. The Company’s website is as follows: http://www.eei-global.net. Information contained on, or available through, our website does not constitute part of, and is not deemed incorporated by reference into, this prospectus.

The following diagram illustrates our corporate structure as of the date of this prospectus, including our subsidiaries.

*	The Company’s Chairman and Chief Executive Officer, Jianbo Zhang, is the sole director and shareholder of Wonderland Holdings International Ltd. Assuming completion of this offering, Mr. Zhang and Mr. Wu, the Company’s CFO, will hold approximately 75.8% and 4.51% of our outstanding shares, respectively. For additional information relating to his ownership in the Company refer to the Security Ownership of Certain Beneficial Owners and Management discussion appearing on p. 56 of this prospectus.

Summary of Risks Affecting Our Company

Our business is subject to numerous risks described in the section titled “Risk Factors” and elsewhere in this prospectus. The main risks set forth below and others you should consider are discussed more fully in the section entitled “Risk Factors” beginning on page 13, which you should read in its entirety.

●	Our Chairman and Chief Executive Officer has and will continue to exert substantial influence over our company. While under NASDAQ Marketplace Rules 5615(c), we may be deemed a “controlled company,” we do not intend to avail our company of the corporate governance exemptions afforded to a “controlled company” under the NASDAQ Marketplace Rules.

●	Our executive officers have no prior experience in operating a U.S. public company, and their inability to operating the public company aspects of our business could harm us.

●	We may not be able to improve our services or offer new services in a timely or cost-effective manner.

●	If we fail to improve existing or offer new services in anticipation of market demand in a timely and cost-effective manner, our competitive position and ability to generate revenues may be materially and adversely affected.

●	Changes in China’s economic, political or social conditions or government policies, including those implemented as a result of the COVID-19 pandemic, could have a material adverse effect on our business and operations.

●	An active trading market for our shares may not develop following this offering, and the trading price of our shares may be volatile, each of which could result in substantial losses to investors.

●	Because we are incorporated under British Virgin Islands law, investors may face difficulties in protecting their interests, and investors’ ability to protect their rights through U.S. courts may be limited.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the Securities and Exchange Commission, or the SEC;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Notes on Prospectus Presentation

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them. Certain market data and other statistical information contained in this prospectus is based on information from independent industry organizations, publications, surveys and forecasts. Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources listed above, our internal research and our knowledge of the PRC information technology industry. While we believe such information is reliable, we have not independently verified any third-party information and our internal data has not been verified by any independent source.

For the sake of clarity, this prospectus follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English.

Except where the context otherwise requires and for purposes of this prospectus only:

●	Depending on the context, the terms “we,” “us,” “our company,” and “our” refer to Elite Education Group International Limited, a British Virgin Islands company, and its subsidiary and affiliated companies:

●	“shares” and “common shares” refer to our shares, $0.001 par value per share;

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this prospectus only, Macau, Taiwan and Hong Kong; and

●	all references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, and all references to “USD,” and “U.S. dollars” are to the legal currency of the United States.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Summary Financial and Operating Data

The following summary consolidated statements of operations and cash flow data for the years ended September 30, 2020, 2019 and 2018, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read the summary consolidated financial data in conjunction with those financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP, our consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented. Our management believes that the assumptions underlying our financial statements and the above allocations are reasonable. Our financial statements, however, may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a separate, stand-alone company during the periods presented. You should not view our historical results as an indicator of our future performance.

	For years ended September 30,
	2020	2019	2018

Revenues	$9,063,137	$8,700,332	$6,285,176
Gross profit	6,720,861	6,472,025	4,533,127
Operating costs and expenses	(5,425,308)	(3,828,392)	(2,868,513)
Income from operations	1,295,553	2,643,633	1,664,614
Net other income	113,555	79,921	51,879
Provision for income taxes	397,553	668,796	646,879
Net income	1,011,555	2,054,758	1,069,614
Comprehensive income	1,011,555	2,054,758	1,069,614
Net income per share – basic and diluted	0.13	0.26	0.13
Weighted average number of shares - basic and diluted	7,938,000	7,938,000	7,938,000

Summary Consolidated Balance Sheet Data, Statements of Financial Position

	As of September 30,
	2020	2019

Cash and cash equivalents	$7,407,990	$8,272,623
Total current assets	10,642,526	10,928,837
Total assets	14,202,472	14,872,178
Total current liabilities	6,719,845	8,401,106
Total non-current liabilities	-	-
Total liabilities	6,719,845	8,401,106
Total equity	7,482,627	6,471,072
Total liabilities and equity	14,202,472	14,872,178

Summary Consolidated Statements of Cash Flow Data

	For years ended September 30,
	2020	2019	2018

Net cash provided by (used in) operating activities	$(144,043)	$4,669,699	$2,165,141
Net cash used in investing activities	(288,555)	(203,172)	(491,593)
Net cash provided by (used in) financing activities	(432,035)	(211,854)	438,796
Net increase (decrease) in cash, cash equivalents	(864,633)	4,254,673	2,112,344
Cash and cash equivalents at beginning of period	8,272,623	4,017,950	1,905,606
Cash and cash equivalents at end of period	7,407,990	8,272,623	4,017,950

The Offering

Securities Offered	750,000 Units, each Unit consists of (a) one common share, (b) one Series A warrant (the “Series A Warrants”) to purchase one common share at an exercise price equal to $5.00 per share, exercisable until the fifth anniversary of the issuance date, and (c) one Series B warrant to purchase one common share at an exercise price equal to $10.00 per share, exercisable until the fifth anniversary of the issuance date and subject to certain adjustment and cashless exercise provisions as described herein.

Over-allotment Option	We have granted the underwriter an option, exercisable one or more times in whole or in part, to purchase up to 112,500 additional common shares and/or Series A Warrants to purchase up to an aggregate of 112,500 common shares and Series B Warrants to purchase up to an aggregate of 112,500 common shares, in any combinations thereof, from us at the public offering price per security, less the underwriting discounts and commissions, for 45 days after the date of this prospectus to cover over-allotments, if any. See “Underwriting” for additional information regarding the over-allotment option.

Shares outstanding before this offering	7,938,000 common shares

Shares outstanding after this offering	8,800,500 common shares (not including common shares issuable upon Series A and Series B warrant exercises, but including 112,500 common shares assuming that the underwriters’ over-allotment option is exercised in full)

Use of Proceeds	We estimate that our net proceeds from this offering will be approximately $4.50 million, based on an assumed initial public offering price of $8.00 per unit, and after deducting estimated underwriting discounts and commissions and estimated offering expenses and assuming no exercise of the over-allotment option granted to the underwriters. We intend to use the net proceeds from this offering for expansion of our facilities at additional campuses of Miami University of Ohio, expansion into the Canadian and Southeast Asian markets, entry into the UK educational markets, and working capital and general corporate purposes. See “Use of Proceeds” for more information.

Indemnification Escrow	Net proceeds of this offering in the amount of $200,000 shall be used to fund an escrow account for a period of 12 months following the closing date of this offering, which account shall be used in the event we have to indemnify the underwriters pursuant to the terms of an underwriting agreement with the underwriters.

Lockups	Certain of our executive officers, directors, and stockholders have agreed with the underwriters not to sell, transfer or dispose of any shares or similar securities for a period of 12 months following the closing of this offering. We have agreed, for a period of 180 days after the closing of this offering, not to sell, transfer or dispose of any shares or similar securities, subject to certain exceptions. See “Shares Eligible for Future Sale” and “Underwriting.”

Underwriters’ Warrants	Upon the closing of this offering, we will issue to ViewTrade Securities, Inc., as representatives of the underwriters, warrants entitling the representative to purchase 10% of the aggregate number of securities issued in this offering. The warrants shall be exercisable for a period of five years from the commencement of sales of this offering.

NASDAQ Trading symbol	We have applied to have our common shares listed on the NASDAQ Capital Market under the symbol “EEIQ” for the common shares we are offering. We will not complete this offering unless we are so listed. We do not intend to apply for any listing of either of the Warrants on the Nasdaq Capital Market or any other securities exchange or nationally recognized trading system, and we do not expect a market to develop for the Series A Warrants or the Series B Warrants.

Risk Factors	Investing in these securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus before deciding to invest in our common shares.

RISK FACTORS

Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment. You should not invest in this offering unless you can afford to lose your entire investment.

Risks Related to Our Business

Although historically we have generated net income, we cannot assure you that we will continue on the profitability path going forward.

We have generated revenues of $9,063,137 and $8,700,332, and had net incomes of $1,011,555 and $2,054,758 for the fiscal years ended September 30, 2020 and 2019, respectively. We expect that our operating expenses will continue to increase as we expand our business. If we are not able to increase revenue and/or manage operating expenses in line with revenue forecasts, we may not be able to achieve profitability. Any significant failure to realize anticipated revenue growth from our new and existing lines of business and/or manage operating expenses in line with revenue forecasts, could result in continued operating losses. As such, we cannot assure you that we will maintain profitability.

If we are not able to continue to attract students to retain our services, our business and prospects will be materially and adversely affected.

The success of our business depends primarily on the number of student members enrolled. Therefore, our ability to continue to attract students is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to develop new services and enhance existing ones to respond to changes in market trends and student demands, manage our growth while maintaining consistent and high education quality, broaden our relationships with strategic partners and market our services effectively to a broader base of prospective students. If we are unable to continue to attract students, our net revenues may decline, which may have a material adverse effect on our business, financial condition and results of operations.

Our results of operations may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our results of operations, including our operating revenue, expenses and other key metrics, may vary significantly in the future and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Our financial results may fluctuate due to a variety of factors, some of which are outside of our control and, as a result, may not fully reflect the underlying performance of our business. Fluctuation in our operating results may adversely affect the price of our shares. Factors that may cause fluctuations in our quarterly results include:

●	our ability to attract new customers, maintain relationships with existing customers, and expand into new markets;

●	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

●	general economic, industry and market conditions in China; and

●	our emphasis on customer experience instead of near-term growth.

If we fail to attract more students to participate in our activities, our operations and financial condition will be materially adversely affected.

The success of our business depends primarily on the number of students who participate each year. Therefore, our ability to continue to attract students is critical to our continued success and growth. We rely heavily on our relationships with provincial and local governments, schools, principals and teachers to promote and encourage participation in our programs to parents, teachers and students. We must create an innovative theme to attract the interest of the participants. In addition, parental support is critical for student participation. If we are unable to continue to attract parents and students to participate, not only will our revenues decline in this business line, but our brand will be harmed, which may have a material adverse effect on our business, financial condition and results of operations.

Our operations may be affected by the potential Impact of the COVID-19 pandemic.

Beginning in late 2019, there were reports of the COVID-19 (coronavirus) outbreak originating in China, prompting government-imposed quarantines, suspension of in-person attendance of academic programs, cessation of certain travel and business closures. Following this outbreak, in February 2020, the Company’s Beijing office was temporarily shut down and employees worked remotely. In March 2020, the Company gradually resumed its operations. It is presently unknown whether and to what precise extent the Company’s operations may be affected if the pandemic persists for an extended period of time. The Company may incur significant delays, reductions in revenue and increases in expenses relating to such events outside of its control. In addition, the outbreak precludes the Company personnel from visiting its potential customers, which may adversely affect the Company’s ability to generate new sales. The Company expects that the impact of the COVIS-19 outbreak on the United States and world economies will have a material adverse effect on the demand for international travel and obtaining education in the US. During the early stages of the outbreak, we determined to move all our marketing activities into a virtual or online format. Since January, we held more than 70 online promotional and training sessions, including business training with partners, school life broadcast activities, etc. We increased the number and variety of online activities including online guidance classes and online service training sessions, so as to maintain potential student interest and student enrollment rates. However, due to the COVID-19 pandemic, most of the programs at Miami University have been delayed or postponed, and the number of students that has confirmed enrollment was 132 as of May 28, 2020, which was about 17% lower as compared to 159 as of the same date last year. After June 1, 2020, however, the number of applications we received was affected by the increasing COVID-19 cases and the tension in the relationship between the U.S. and Chinese governments. In 2019, we received 42 applications after June 1, but this figure was only 24 in 2020. Eventually, a total of 134 students enrolled in our program in the fiscal year of 2020 term in the format of online learning. The COVID-19 outbreak appears to be under control or nearly so in China. Wuhan city, the epicenter of the outbreak, has been reopened. As have the Chinese markets and economy. Chinese high schools resumed classes and activities in mid-April. Once the school functions are fully or close to fully restored, we expect to attract new students to enroll in the studies abroad programs. We expect that the Beijing office will maintain some online promotion activities and will host in-person marketing activities. Parents’ and students’ interest in such travel and education abroad may be adversely affected by these events. Any and all of the foregoing could have a material adverse impact on the Company’s  business, operating results and financial condition. We currently believe that our financial resources, not including the process of this offering, will be adequate to sustain the Company’s operations through the outbreak. However, in the event that we do need to raise capital in the future, the outbreak-related instability in the securities markets could adversely affect our ability to raise additional capital.

China regulates education services extensively and we may be subject to government actions if our programs do not comply with PRC laws.

Violation of PRC laws, rules or regulations pertaining to education and related activities may result in penalties, including fines. We endeavor to comply with such requirements by requesting relevant documents from our program participants. However, we cannot assure you that violations or alleged violations of such requirements will not occur with respect to our operations. If the relevant PRC governmental agencies determine that our programs violate any applicable laws, rules or regulations, we could be subject to penalties. While we have and continue to engage in strategies to mitigate this risk by diversifying our marketing efforts and focusing on Southeast Asian markets, there is no assurance that such efforts will be successful in mitigating such risks faced by the Company.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole. China’s economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government has implemented measures since the late 1970’s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, which are generally viewed as a positive development for foreign business investment. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC economic growth through allocating resources, controlling payments of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. For example, as a result of China’s current nationwide anti-corruption campaign, public school spending has become strictly regulated. To comply with the expenditure control policies of the Chinese government, many public universities temporarily reduced their self-taught education spending in 2017. This caused the demand for our courses in 2017 to decrease. If our clients continue to reduce their demand for our services due to the policies of the Chinese government, this could adversely impact our business, financial condition and operating results.

While China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. Some of the governmental measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by a downturn in the global or Chinese economy.

Because our student enrollment may depend on our students’ and potential students’ levels of disposable income, perceived job prospects and willingness to spend, our business and prospects may be affected by economic conditions in China or globally. The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession; the 2020, the world economy has been facing the challenges of the global COVID-19 pandemic. The recovery from the lows of 2008 and 2009 was uneven and is continuously facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. A decline in the economic prospects in the mechanics and other industries could alter current or prospective students’ spending priorities and the recruiting demand from workers in these areas. We cannot assure you that education spending in general or with respect to our course offerings in particular will increase, or not decrease, from current levels. Therefore, a slowdown in China’s economy or the global economy may lead to a reduction in demand for mechanics or other training covered by our courses, which could materially and adversely affect our financial condition and results of operations.

The Company’s operations and performance depend significantly on global and regional economic and geopolitical conditions. Changes in U.S.-China trade policies, and a number of other economic and geopolitical factors both in China and abroad could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows. Such factors may include, without limitation:

●	instability in political or economic conditions, including but not limited to inflation, recession, foreign currency exchange restrictions and devaluations, restrictive governmental controls on transportation, visas issued to citizens of other countries, the movement and repatriation of earnings and capital, and actual or anticipated military or political conflicts, particularly in emerging markets;

●	intergovernmental conflicts or actions, including but not limited to armed conflict, trade wars, retaliatory tariffs, and acts of terrorism or war; and

●	interruptions to the Company’s business with its largest customers, distributors and suppliers resulting from but not limited to, strikes, financial instabilities, computer malfunctions or cybersecurity incidents, inventory excesses, natural disasters or other disasters such as fires, floods, earthquakes, hurricanes or explosions.

We could be adversely affected by political tensions between the United States and China.

Political tensions between the United States and China have escalated due to, among other things, the COVID-19 outbreak, the PRC National People’s Congress’ passage of the Hong Kong National Security Law, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC, as well as the executive orders could have adverse effect on our operations. Rising political tensions could reduce levels of trade, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States. We cannot assure you that, if the political tension between the United States and China intensifies and further regulations affecting our business are passed, our business will not be materially and adversely affected.

Some students may decide not to continue engaging our courses for a number of reasons, including a perceived lack of improvement in their performance in specific courses, a change in requirements or general dissatisfaction with our programs, which may adversely affect our business, financial condition, results of operations and reputation.

The success of our business depends in large part on our ability to retain our students by delivering a satisfactory learning experience and improving their performance. If students feel that we are not providing them the experience they are seeking, they may choose not to renew. Student satisfaction with our programs may decline for a number of reasons, many of which may not reflect the effectiveness and efficiency of our services. If students’ performances decline as a result of their own study habits, they may not refer other students to us, which could materially adversely affect our business.

Failure to protect the confidential information of our customers against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

Maintaining security for the storage and transmission of confidential information on our system, such as student names, personal information and billing addresses, is essential to maintaining student confidence. We have adopted security policies and measures to protect our proprietary data and student information. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information. Such individuals or entities obtaining our clients’ confidential or private information may further engage in various other illegal activities using such information. Any negative publicity regarding our safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations.

If we fail to strengthen and protect our brands, our operations and the financial situation will be materially affected.

We believe that our brand is synonymous with achievement, creativity, self-esteem and accomplishment throughout the PRC. It is critical that we maintain and protect our brand and our image, as we continue to launch new programs, projects and acquire new businesses. As we launch new business lines, and seek to increase visibility in our current business lines, the use of several marketing tools, sponsorship and support from traditional advertisers, schools and government officials will be important to our success. A number of factors could prevent us from successfully promoting our brand, including student and parent dissatisfaction with our services, the failure of our marketing tools and strategies to attract new students. If we are unable to maintain and enhance the brand or utilize marketing tools in a cost-effective manner, our revenues and profitability may suffer. If we are unable to further enhance our brand recognition and increase awareness of our services, or if we incur excessive sales and marketing expenses, our business and results of operations may be materially and adversely affected.

We may not be able to implement our growth strategy and future plans successfully.

Our growth strategy includes increasing sales, leveraging our brand, and acquiring companies that have services, products or technologies that extend or complement our existing business. While we currently have not identified any specific target companies, the process to undertake a growth strategy like ours, is time-consuming and costly. We expect to expend significant resources and there is no guarantee that we will successfully execute our plans. Failure to manage expansion effectively may affect our success in executing our business plan and may adversely affect our business, financial condition and results of operations. We may not realize the anticipated benefits of any or all of our strategies, or may not realize them in the time frame expected. In addition, future acquisitions may require us to issue additional equity securities, spend our cash, or incur debt, and amortization expenses related to intangible assets or write-offs of goodwill, any of which could adversely affect our results of operations.

We face significant competition and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.

The education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We face competition and competition is particularly intense in some of the key geographic markets in which we operate. We also face competition from companies that focus on one area of our business and are able to devote all of their resources to that business line. These companies may be able to more quickly adapt to changing technology, student preferences and market conditions in these markets than we can. These companies may, therefore, have a competitive advantage over us with respect to these business areas. The increasing use of the Internet and advances in Internet and computer-related technologies are eliminating geographic and cost-entry barriers to providing educational services and products. As a result, many international companies that offer online test preparation and language training courses may decide to expand their presence in China or to try to penetrate the Chinese market. Many of these international companies have strong education brands, and students and parents in China may be attracted to the offerings based in the country that the student wishes to study in or in which the selected language is widely spoken. In addition, many Chinese and smaller companies are able to use the Internet to quickly and cost-effectively offer their services and products to a large number of students with less capital expenditure than previously required. Competition could result in loss of market share and revenues, lower profit margins and limit our future growth. A number of our current and potential future competitors may have greater financial and other resources than we have. In addition, many US universities and colleges marketing in China also represent our competition. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their services and products, and respond more quickly than we can to changes in student needs, market needs or new technologies. As a result, our net revenues and profitability may decrease. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share and our profitability may be materially adversely affected.

Our success depends, to a large extent, on the skill and experience of our management in the education business. If any member of our senior management leaves, or if we fail to recruit suitable replacements, our operation and financial situation will be adversely affected.

Our success depends in large part on the continued employment of our senior management and key personnel who can effectively identify, build and expand relationships that are critical for us, operate our business, as well as our ability to attract and retain skilled employees. Competition for highly skilled management, technical, research and development and other employees is intense in the education industry in the PRC and we may not be able to attract or retain highly qualified personnel in the future. If any of our employees leave, and we fail to effectively manage a transition to new personnel, or if we fail to attract and retain qualified and experienced professionals on acceptable terms, our business, financial conditions and results of operations could be adversely affected. Our success also depends on our having highly trained sales and marketing personnel to support and promote our current products as well as new service and product launches. We will need to continue to hire additional personnel as our business grows. A shortage in the number of people with these skills or our failure to attract them to our company could impede our ability to increase revenues from our existing products and services, ensure full compliance with applicable federal and state regulations, launch new product offerings and would have an adverse effect on our business and financial results.

We may not be able to adequately protect our intellectual property, which could cause us to be less competitive.

Our trademarks, trade names, and other intellectual property rights are important to our success. In connection with our business, we have registered one domain name in the PRC. We maintain confidentiality of applicant information by encrypting all such information and storing it on third-party servers, with controlled access to any such confidential information by our personnel. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on trade secrets and confidentiality agreements with our employees, consultants and others to protect our intellectual property rights. Nevertheless, it may be possible for third parties to obtain and use our intellectual property without authorization, or use logos or trade names similar to ours. The unauthorized use of intellectual property is widespread in China, and enforcement of intellectual property rights by Chinese regulatory agencies is inconsistent. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. If we are unable to enforce our intellectual property rights, it could have a material adverse effect on our financial condition and results of operations. Given the relative unpredictability of China’s legal system and potential difficulties enforcing a court judgment in China, we may be unable to halt the unauthorized use of our intellectual property through litigation. Failure to adequately protect our intellectual property could materially adversely affect our competitive position, our ability to attract students and our results of operations.

Our operations are subject to seasonality.

Our programs, which are our primary source of revenues, are seasonal. We tend to experience an increase in revenue from these lines in the second half of the year. As a result, we generally record higher revenue in the second half as compared to the first half of each calendar year. Any adverse change in the trends in spending patterns and other factors, conditions or events in the PRC, may affect our operational results.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

Although our current cash and cash equivalents, anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the common course of business for at least 12 months following this offering, there is a risk that we may need additional cash resources in the future to fund our growth plans or if we experience adverse changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for new investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. The issuance and sale of additional equity would result in further dilution to our shareholders.

●	default and foreclosure on our assets if our operating revenue is insufficient to repay debt obligations;

●	acceleration of obligations to repay the indebtedness (or other outstanding indebtedness), even if we make all principal and interest payments when due, if we breach any covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

●	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

●	diverting a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and

●	creating potential limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate.

The occurrence of any of these risks could adversely affect our operations or financial condition.

We will be subject to changing laws, rules and regulations in the U.S. and other jurisdictions regarding regulatory matters, corporate governance and public disclosure that will increase both our costs and the risks associated with non-compliance.

Following this offering, we will be subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

Our business is subject to risks related to lawsuits and other claims brought by our clients or business partners. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations and financial condition.

We are subject to lawsuits and other claims in the common course of our business. We are currently not involved in any lawsuits with our customers. However, claims arising out of actual or alleged violations of law could be asserted against us by individuals, companies, governmental or other entities in civil, administrative or criminal investigations and proceedings. These claims could be asserted under a variety of laws and regulations, including but not limited to contract laws, consumer protection laws or regulations, intellectual property laws, environmental laws, and labor and employment laws. These actions could expose us to adverse publicity and to monetary damages, fines and penalties, as well as suspension or revocation of licenses or permits to conduct business. Even if we eventually prevail in these matters, we could incur significant legal fees or suffer reputational harm, which could have a material adverse effect on our business and results of operations as well as our future growth and prospects. While all of students enrolled in university academic programs are required to maintain health insurance coverage, we may be subject to claims by students and/or their parents if and to the extent they decide to assert claims against us relating to, among other things, their stay at our dorms and use of our catering services. If such claims are asserted and successfully litigated, our operations and financial condition may be materially affected by the adverse outcome of any such litigation.

Our management team members, individually and together, own a large percentage of our outstanding stock and could significantly influence the outcome of our corporate matters.

Our Chairman and CEO, Jianbo Zhang, indirectly and directly, owns approximately 84% of our issued and outstanding common shares, and Zhenyu Wu, our Chief Financial Officer owns 5% of our issued and outstanding common shares. Following the completion of the offering, Messrs. Zhang and Wu will hold approximately 75.8% and 4.51% of our outstanding shares, respectively. As a result, together, and individually they will be able to exercise significant influence over all matters that require us to obtain shareholder approval, including the election of directors to our board and approval of significant corporate transactions that we may consider, such as a merger or other sale of our company or its assets. This concentration of ownership in our shares by such individual or their affiliates will limit the other shareholders’ ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a negative effect on the market price of our shares.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We maintain a system of internal control over financial reporting, which is defined as a process designed by, or under the supervision of, our principal executive officer and principal financial officer, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

As a public company, we will have significant additional requirements for enhanced financial reporting and internal controls. We will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting starting with our annual report on Form 20-F following this offering. In addition, an independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we cease to qualify as an emerging growth company if we become an accelerated filer or large accelerated filer. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. Following the Company’s review of the certain financial presentation and disclosures for the fiscal years ended September 30, 2018 and 2019, respectively, the Company discovered certain cut-off errors in relation to our prepayment balances, costs of services and revenues. The errors have impacted fiscal years ended September 30, 2018 and 2019, respectively, and six-month periods ended March 31, 2020 and 2019, respectively. These errors in prepayment balances have consequently impacted the opening retained earnings for the year ended September 30, 2018 and the costs of services and income taxes for the two fiscal years ended September 30, 2018 and 2019 respectively. In addition, a cut-off error was noted in relation to the Company’s revenue for the year ended September 30, 2019. Consequently, this error has impacted the accounts receivable balance as at and income taxes for the year ended September 30, 2019. All the relevant notes to the consolidated financial statements have been restated to reflect the adjustments aforementioned. The Audit Committee of the Company’s Board considered these matters with the Company’s management and consulted the Company’s independent auditors, following which the Audit Committee determine to amend and restate the consolidated financial statements for the fiscal period in question. Following the restatements, the Company’s gross margin for the quarterly period ended March 31, 2020 was above 70%, which is fairly consistent with the Company’s gross margins for other periods.

The Company’s management concluded that a deficiency in the Company’s internal controls existed because the Company lacked sufficient dedicated accounting personnel that would have been expected to detect the cut-off errors. In order to remediate the foregoing deficiency in the Company’s internal controls over financial reporting the Company has assigned a dedicated personnel in the Company and hired a financial consultant to work with the book keeper, and intends to engage full-time accounting personnel with accounting experience in evaluating and reviewing of accounting entries and transactions. If we are unable to remedy and maintain adequate internal controls or fail to correct deficiencies in our controls noted by our management or our independent registered public accounting firm, our business and operating results could be adversely affected, we could fail to meet our obligations to report our operating results accurately and completely.

We cannot assure you that we will not, in the future, identify areas requiring improvement in our internal control over financial reporting. We cannot assure you that the measures we will take to remediate any areas in need of improvement will be successful or that we will implement and maintain adequate controls over our financial processes and reporting in the future as we continue our growth. If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a material adverse effect on the market price of our shares.

Lack of experience of our management team as officers of a publicly-traded company may hinder our ability to comply with the Sarbanes-Oxley Act.

It may be time-consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act. We need to hire additional financial reporting, internal controls and other finance staff or consultants in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with the Sarbanes-Oxley Act’s internal controls requirements, we may not be able to obtain the independent registered public accounting firm certifications that the Sarbanes-Oxley Act requires publicly-traded companies to obtain.

Risks Relating to Our Corporate Structure

We will likely not pay dividends in the foreseeable future.

Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. There is no assurance that our Board of Directors will declare dividends even if we are profitable. Under BVI law, we may only pay dividends if we are solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the common course of business; and the value of assets of our Company will not be less than the sum of our total liabilities.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The PRC M&A Rules and related regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that PRC’s Ministry of Commence (MOFCOM) be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand, (iv) or in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs will be governed by our memorandum and articles of association, the BVI Business Companies Act, 2004 (as amended), referred to below as the “BVI Act”, and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are governed by the BVI Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are largely codified in the BVI Act, but are potentially not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of all of the above, holders of our shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

Shareholders of British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States Shareholders of a British Virgin Islands company could, however, bring a derivative action in the British Virgin Islands courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the British Virgin Islands may provide less protection for minority shareholders than those under U.S. law, so minority shareholders may have less recourse than they would under U.S. law if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the British Virgin Islands, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the memorandum and articles of association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the British Virgin Islands for business companies is limited.

Risks Related to Our Securities and This Offering

There has been no public market for our common shares prior to this offering, and you may not be able to resell our common shares at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our shares. We intend to list our common shares on the NASDAQ Capital Market. If an active trading market for our common shares does not develop after this offering, the market price and liquidity of our common shares will be materially and adversely affected. Negotiations with the underwriters will determine the initial public offering price for our common shares which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our common shares will develop or that the market price of our common shares will not decline below the initial public offering price.

If we are unable to comply with certain conditions, our common shares may not trade on the NASDAQ Capital Market.

In addition, we have relied on an exemption to the blue sky registration requirements afforded to “covered securities.” Securities listed on the NASDAQ Capital Market are “covered securities.” If we were unable to meet the final conditions for listing, then we would be unable to rely on the covered securities exemption to blue sky registration requirements and we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this offering until we have met the final conditions.

The Warrants may not have value.

The Warrants being offered by us in this offering h expire five years from the date of issuance. In the event that our common shares do not exceed the exercise price of the Warrants during the period when such Warrants are exercisable, such Warrants may not have any value.

Holders of our Warrants will have no rights as shareholders until they acquire shares of our common stock, if ever.

If you acquire the Warrants to purchase shares of our common stock in this offering, you will have no rights with respect to our common stock until you acquire shares of such common stock upon exercise of your Warrants. Upon exercise of your Warrants, you will be entitled to exercise the rights of a holder of common stock only as to matters for which the record date occurs after the exercise date.

There is no public market for either of the Warrants being offered by us in this offering and an active trading market for the same is not expected to develop.

There is no established public trading market for either of the Warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply for any listing of either of the Warrants offered hereby on the Nasdaq Capital Market or any other securities exchange or nationally recognized trading system. Without an active market, the liquidity of the Warrants will be severely limited.

If we are listed on the NASDAQ Capital Market and our financial condition deteriorates, we may not meet continued listing standards on the NASDAQ Capital Market.

The NASDAQ Capital Market also requires companies to fulfill specific requirements in order for their shares to continue to be listed. If our shares are listed on the NASDAQ Capital Market but are delisted from the NASDAQ Capital Market at some later date, our shareholders could find it difficult to sell our shares. In addition, if our common shares are delisted from the NASDAQ Capital Market at some later date, we may apply to have our common shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the NASDAQ Capital Market. In addition, if our common shares are not so listed or are delisted at some later date, our common shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our common shares might decline. If our common shares are not so listed or are delisted from the NASDAQ Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our shares would decline and that our shareholders would find it difficult to sell their shares.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our common shares may be volatile.

As a company conducting a relatively modest public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. If this were to happen, investors could find our shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their stock price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares.

The market price for our shares may be volatile.

The trading prices of our common shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our common shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our shares. In addition to the above factors, the price and trading volume of our common shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our users, or our industry;

●	regulatory uncertainties with regard to our variable interest entity arrangements;

●	announcements of studies and reports relating to our service offerings or those of our competitors;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	additions to or departures of our senior management;

●	detrimental negative publicity about us, our management or our industry;

●	fluctuations of exchange rates between the RMB and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding common shares; and

●	sales or perceived potential sales of additional common shares.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. While we may determine, on our own accord, to provide the results of our operations on a quarterly basis, and since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

Shares eligible for future sale may adversely affect the market price of our common shares, as the future sale of a substantial amount of outstanding common shares in the public marketplace could reduce the price of our common shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our common shares. An aggregate of shares is outstanding before the consummation of this offering and 8,800,500 shares will be outstanding immediately after this offering. All of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

You will experience immediate and substantial dilution.

The initial public offering price of our Units is expected to be substantially higher than the pro forma net tangible book value per share of our common shares. Assuming the completion of the offering, if you purchase shares in this offering, you will incur immediate dilution of approximately $6.74 in the pro forma net tangible book value per share from the price per share that you pay for the shares. Accordingly, if you purchase shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution.”

We have not finally determined the use of the proceeds from this offering, and we may use the proceeds in ways with which you may not agree.

While we have identified the priorities to which we expect to put the proceeds of this offering, our management will have considerable discretion in the application of the net proceeds received by us. Specifically, we intend to use the net proceeds from this offering for facility expansion at additional campuses of Miami University of Ohio, expansion into the Canadian and Southeast Asian markets, for entry into the UK educational markets, and working capital and general corporate purposes. We have reserved the right to re-allocate funds currently allocated to be used as our general working capital. If that were to happen, then our management would have discretion over even more of the net proceeds to be received by our company in this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve profitability or increase our stock price. The net proceeds from this offering may be placed in investments that do not produce profit or increase value. See “Use of Proceeds.”

As the rights of shareholders under BVI law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs will be governed by the BVI Business Companies Act, 2004, as amended (the “BVI Act”), and the common law of the BVI. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under BVI law are governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are largely codified in the BVI Act but are potentially not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of all of the above, holders of our common shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.

Shareholders of BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Shareholders of a BVI company could, however, bring a derivative action in the BVI courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the BVI of judgments obtained in the United States, although the courts of the BVI will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Act. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a member. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the Board of Directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extracommon majority of shareholders. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the Memorandum and Articles of Association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the Memorandum and Articles of Association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

We may not be able to pay any dividends on our common shares in the future due to BVI law.

Under BVI law, we may only pay dividends to our shareholders if the value of our assets exceeds our liabilities and we are able to pay our debts as they become due. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. Future dividends, if any, will be at the discretion of our Board of Directors, and will depend upon our results of operations, cash flows, financial condition, payment to us of cash dividends by our subsidiaries, capital needs, future prospects and other factors that our directors may deem appropriate.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on or after March 31, 2020. We would lose our foreign private issuer status if (1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, and (2) a majority of our shareholders or a majority of our directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

We will incur increased costs as a result of being a publicly traded company.

As a company with publicly traded securities, we will incur additional legal, accounting and other expenses not presently incurred. In addition, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as well as rules promulgated by the SEC and the national securities exchange on which we list, requires us to adopt corporate governance practices applicable to U.S. public companies. These rules and regulations will increase our legal and financial compliance costs.

We may be exposed to risks relating to evaluations of controls required by Sarbanes-Oxley Act of 2002.

Our internal accounting controls may not meet all standards applicable to companies with publicly traded securities. If we fail to implement any required improvements to our disclosure controls and procedures, we may be obligated to report control deficiencies and, if required, our independent registered public accounting firm may not be able to certify the effectiveness of our internal controls over financial reporting. In either case, we could become subject to regulatory sanction or investigation. Further, these outcomes could damage investor confidence in the accuracy and reliability of our financial statements.

As an “emerging growth company” under the Jumpstart Our Business Startups Act, or JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of:

●	the last day of the fiscal year during which we have total annual gross revenues of $1.07 billion or more;

●	the last day of the fiscal year following the fifth anniversary of this offering;

●	the date on which we have, during the previous 3-year period, issued more than $1.07 billion in non-convertible debt; or

●	the date on which we are deemed a “large accelerated issuer” as defined under the federal securities laws.

For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of this offering. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the trading price of our common shares may be more volatile. In addition, our costs of operating as a public company may increase when we cease to be an emerging growth company.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common shares.

Based on the anticipated market price of our common shares in this offering and expected price of our common shares following this offering, and the composition of our income, assets and operations, we do not expect to be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. Furthermore, this is a factual determination that must be made annually after the close of each taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our common shares and trading volume could decline.

The trading market for our common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our common shares or publish inaccurate or unfavorable research about our business, the market price for our common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our common shares to decline.

Our principal shareholders have substantial influence over our company. Their interests may not be aligned with the interests of our other shareholders, and they could prevent or cause a change of control or other transactions.

Our executive officers and directors, together with our existing shareholders, could have a significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders. The concentration in the ownership of our common shares may cause a material decline in the value of our common shares.

As a company incorporated in the British Virgin Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a company incorporated in the BVI that is expected to be listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the BVI, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. Currently, we do not plan to rely on the home country practice with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our common shares may be volatile which could subject us to securities litigation and make it more difficult for you to sell your shares.

As a company conducting a relatively small public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. While the underwriters are required to sell shares in this offering to at least 300 round lot shareholders (a round lot shareholder is a shareholder who purchases at least 100 shares) in order to ensure that we meet the Nasdaq initial listing standards, we have not otherwise imposed any obligations on the underwriters as to the maximum number of shares they may place with individual investors. If, in the course of marketing the offering, the underwriters were to determine that demand for our shares was concentrated in a limited number of investors and such investors determined to hold their shares after the offering rather than trade them in the market, other shareholders could find the trading and price of our shares affected (positively or negatively) by the limited availability of our shares. If this were to happen, investors could find our shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their share price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares.

FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus, including under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and elsewhere that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

●	the timing of the development of future services;

●	projections of revenue, earnings, capital structure and other financial items;

●	the development of future company-owned call centers;

●	statements regarding the capabilities of our business operations;

●	statements of expected future economic performance;

●	statements regarding competition in our market; and

●	assumptions underlying statements regarding us or our business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. We discuss our known material risks under the heading “Risk Factors” above. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of the Units of approximately $4.30 million, based upon an assumed initial public offering price of $8.00 per Unit, after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters’ option to purchase additional Units is exercised in full, we estimate that we will receive net proceeds of approximately $5.10 million, after deducting estimated underwriting discounts and commissions and before estimated offering expenses.

Proceeds of this offering in the amount of $200,000 shall be used to fund an escrow account for a period of 12 months following the closing date of this offering, which account shall be used in the event we have to indemnify the underwriters pursuant to the terms of an underwriting agreement with the underwriters.

We intend to use the net proceeds of this offering, assuming that the underwriters do not exercise their over-allotment option, as follows:

●	Approximately $1.0 million to expand our existing (the Middletown campus) and build future (the Hamilton and Oxford (main) campuses) student dormitory facilities at Miami University of Ohio.*

●	Approximately $1.0 million to support our expansion into the Canadian and Southeast Asian markets.** While we have been conducting industry and market research covering Canada, Vietnam and Myanmar, no capital investment in these markets has been made to date. In Canada, our most likely expansion path will involve acquisition of one or one or more private schools (physical plant and facilities) which would allow us to build a student pool ripe for future expansion; in Vietnam and Myanmar, we intend to work with local partners to recruit students for the Miami University program.

●	Approximately $2.0 million to support our entry into the UK educational markets. We are currently seeking to partner with local universities to establish presence on its existing campus in London’s vicinity to replicate the success of our model with Miami University. As discussed above, QHI’s International Representative Agreement with the University of Northumbria at Newcastle is our first such partner. We have conducted and will continue to conduct market research related to the UK market, but we have not made a capital investment to date.

●	With the remaining proceeds to be directed to develop and expand student recruitment channels and for working capital and general corporate purposes.

*	While we maintains plans to expand our existing business on the Middletown, Hamilton and Oxford (Main) campuses, the Company will not build or acquire any additional dormitory facilities prior to the end of its 2021 fiscal year end (which ends September 30, 2021).

**	While the Company also continues to maintain plans for international expansion of its business to Canadian, Southeast Asian, and UK markets, no such action will be taken until after the end of the Company’s 2021 fiscal year end. The Company has been and will carefully consider its options in the real estate and capital markets should they be significantly affected by the COVID-19 pandemic.

The precise amounts and percentage of proceeds we would devote to particular categories of activity will depend on prevailing market and business conditions as well as particular opportunities that may arise from time to time. This expected use of our net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including any unforeseen cash needs. Similarly, the priority of our prospective uses of proceeds will depend on business and market conditions are they develop. Accordingly, our management will have significant flexibility and broad discretion in applying the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. Pending remitting the offering proceeds, we intend to invest our net proceeds in short-term, interest bearing, investment-grade obligations.

Although we may use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business, we have no present understandings, commitments or agreements to enter into any acquisitions or make any investments. We cannot assure you that we will make any acquisitions or investments in the future.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2020:

●	On an actual basis; and

●	On a pro forma basis to give effect to the sale of 750,000 Units by us in this offering at the assumed initial public offering price of $8.00 per Unit, after deducting the estimated underwriting commissions and estimated offering expenses and assuming that the underwriters do not exercise their over-allotment option.

You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Share Capital.” You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Share Capital.”

As of September 30, 2020

	As Reported	Pro Forma Adjusted for IPO
Common shares
Shares	7,938,000	8,688,000
Par Value Amount	$12,600	$13,350
Additional Paid-In Capital	$2,731,273	$7,011,367
Retained Earnings	$4,738,754	$4,738,754
Accumulated Other Comprehensive Income	$-	$-
Total	$7,482,627	$11,763,471

DIVIDEND POLICY

The holders of our common shares are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiary and other holdings and investments. In addition, our operating companies may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our common shares are entitled to receive, ratably, the net assets available to shareholders after payment of all creditors.

DILUTION

If you invest in our common shares, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share immediately after this offering.

As of September 30, 2020, we had a historical net tangible book value of $6.7 million, or $0.84 per share, based on shares outstanding at September 30, 2020. Our historical net tangible book value per share is the amount of our total tangible assets less our total liabilities at September 30, 2020, divided by the number of shares of common stock outstanding at September 30, 2020.

After giving effect to the sale of 750,000 Units (and the common shares thereunder) in this offering at an initial public offering price of $8.00 per Unit (assuming no exercise of the warrants included in the Units, no value is attributed to such warrants and such warrants are classified and accounted for as equity), and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at September 30, 2020 would have been $11.0 million, or $1.26 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $0.42 per share to existing shareholders and immediate dilution of $6.74 per share to new investors purchasing shares of common stock in this offering.

The following table illustrates this dilution on a per share basis:

Offering(1)
Assumed offering price per common share	$8.00
Net tangible book value per common share as of September 30, 2020	$0.84
Increase per common share attributable to this offering	$0.42
Pro forma net tangible book value per common share after the offering	$1.26
Dilution per common share to new investors	$6.74

The number of shares of our common stock to be outstanding after this offering is based on 7,938,000 common shares outstanding as of September 30, 2020 assumes (i) no exercise by the underwriter of its over-allotment option and (ii) no exercise of the underwriters’ warrants.

The following tables illustrate our pro forma proportionate ownership, upon completion of this offering by present shareholders and investors in this offering, compared to the relative amounts paid by each. They reflect payment by present shareholders as of the date the consideration was received and by investors in this offering at the assumed offering price without deduction of commissions or expenses. The tables further assume no changes in net tangible book value other than those resulting from the offering.

	Shares Purchased		Total Consideration		Average Price
	Amount (#)	Percent (%)	Amount ($)	Percent (%)	Per Share ($)
Existing shareholders	7,938,000	91.4%	1,439,140	19.3%	$0.18
New investors	750,000	8.6%	6,000,000	80.7%	$8.00
Total	8,688,000	100%	7,439,140	100%	$0.86

The table below shows what happens when over-allotment option exercised:

	Shares Purchased		Total Consideration		Average Price
	Amount (#)	Percent (%)	Amount ($)	Percent (%)	Per Share ($)
Existing shareholders	7,938,000	90.2%	1,439,140	17.3%	$0.18
New investors	862,500	9.8%	6,900,000	82.7%	$8.00
Total	8,800,500	100%	8,339,140	100%	$0.95

If the underwriters’ over-allotment option of 112,500 Units is exercised in full, the number of shares held by existing stockholders will be reduced to 90.2% of the total number of shares to be outstanding after this offering; and the number of shares held by the new investors will be increased to 862,500 shares, or 9.8%, of the total number of shares outstanding after this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” All amounts in included in the fiscal years ended September 30, 2020, 2019 and 2018 (“Annual Financial Statements”) have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

Overview

We were founded in 2012. Our revenue is primarily derived from foreign education program fees paid and student accommodation services.

Our revenue for the year ended September 30, 2020 increased by 4% as compared to that of the year ended September 30, 2019. These increases were mainly attributable to increases in the number of student enrollments for our English language programs at Miami University due to the expansion of our business and marketing efforts. Therefore, our operating expenses increased by 42% compared to fiscal 2019 to accommodate the expansion of our business and marketing efforts. As a result, our net income for the year ended September 30, 2020 decreased by 51% as compared to that of the year ended September 30, 2019 mainly due to the increase in operating expenses having outweighed the increase in our revenue.

Our revenue for the year ended September 30, 2019 increased by 38% as compared to that of the year ended September 30, 2018. These increases were mainly attributable to increases in the number of student enrollments for our English language programs at Miami University. Our operating expenses increased by 33% compared to fiscal 2018 to accommodate the expansion of our business and marketing efforts. As a result, our net income for the year ended September 30, 2019 increased by 92% as compared to that of the year ended September 30, 2018.

As of September 30, 2020, our cash was US$7.4 million, representing a decrease of US$0.9 million from US$8.3 million as of September 30, 2019. The decrease is due to the timing of our inflows and outflows and due to the decrease of our net income in fiscal 2020.

General Factors Affecting Our Results of Operations

Our business and results of operations are affected by general factors affecting PRC overseas education industry, which include, among other things:

●	PRC overall economic growth

●	Per capita disposable income of PRC

●	Changes in U.S. regulatory environment regarding acceptance of oversea students

Specific Factors Affecting Our Results of Operations

In addition to the general factors, the Company have been and will continue to be affected by a number of factors, many of which may be beyond control of the Company, including those factors set out in the section headed “Risk Factors” in this registration document and those set out below.

Student Enrollment

The growth of the historical sales was mainly driven by the number of student enrollment from the PRC. In general, our ability to attract new students is largely dependent on our reputation, the reputation of our partnered education institutions who provide the English language programs and post-secondary programs, and the quality of our services. Our reputation was primarily driven by the academic performance of our students and the quality of the English programs we offered with our partnered education institutions.

Partnered Education Institutions

Our revenue will depend significantly our ability to successfully manage our relationship with our partnered education institutions. We may face challenges with finding suitable education institutions in the U.S. Currently, we rely significantly on our partnership with Miami University for the provision of our English language programs. In the event that our relationship with Miami University is found to be unsustainable, the revenue and results of operations of the Company may be adversely affected.

Miami University (Middletown Campus) Agreement

The original term of the Agreement between and among Miami University (MU), Renda Finance and Education Technology Company (Renda) and Quest Holding International, LLC (QHI) is three-years from July 1, 2020 to June 30, 2023, subject to annual review by the parties to it. Under the terms of the Agreement, the Company identifies qualified students for admission to MU-Middletown and ELC and ensures that student application materials are intact and properly completed. Upon admission to the ELC program and arrival on campus, students take English language proficiency testing and instruction. Specifically, students are assessed on their reading, writing, speaking, listening and grammar skills along the Level 1-5 scale: Level 1-3 students are eligible to take non-credit level intensive English course at MU-Middletown; Level 4 students are conditionally admitted and are able to begin course work at MU-Middletown, and once Level 4 is completed, such students graduate to a full-fledged international student status which entitles them to commence the major course work at MU-Middletown. Ordinarily, the parties conclude their renewal negotiations immediately before each new academic year (September); however, given the ongoing impact of the COVID-19 pandemic, the negotiation process has been delayed.

For Level 1-3 students, the Company is required to pay to MU-Middletown $5,600 per student per semester for the costs of Level 1-3 non-credit language instruction and $500 per student per semester for the costs of texts and related course materials. In addition, the Company is required to pay $500 per student per semester to cover various student activity related fees. The aggregate fixed cost of $6,600 per student per semester is non-refundable and will remain unchanged for the term of the Memorandum of Agreement (MOA). For Level 4-5 students, the Company is required to pay to MU-Middletown $6,200 per student per semester for the costs of Level 1-3 non-credit language instruction and $500 per student per semester for the costs of texts and related course materials. In addition, the Company is required to pay $500 per student per semester to cover various student activity related fees. The aggregate fixed cost of $7,200 per student per semester is non-refundable and will remain unchanged for the term of the MOA. All such payments are made in advance of each academic semester.

The Company is responsible for all accommodations, housing and dining services for students in the ELC program at MU-Middletown. It also provides housing supervision and 24-hour emergency support for the students in residence. For the term of the Agreement, the Company is required to carry a general liability insurance policy and indemnification covering MU, Renda and the Company.

Miami University (Oxford Campus) Agreement

The original term of the agreement between and among Miami University (Oxford) and QHI is three-years from November 1, 2019 to November 1, 2022, subject to review and renewal by the parties to the Agreement. The agreement may be terminated on not less than 90 days’ written notice to the other party. Under the terms of the agreement, the Company agreed to provide and facilitate recruitment and admission-related services to prospective PRC students, their parents, and high school administrators and also to provide PRC students and graduates with student career development consultation, employer recruitment, and engagement with alumni within the career development area during the term of this agreement.

For each non-US resident PRC student enrolled full time in a undergraduate academic programs from whom the Miami University has received full payment of tuition, the Miami University agreed to make a payment in US dollars to the Company as follows: (i) if the Company fails to provide at least 200 students in any given academic year, no payment will be required, (ii) if the Company provides 200 or more students, a payment of 5% for each of the first 200 students will be required, (iii) a payment of 10% for each of the next 50 students (201-250) enrolled in a given academic year, and (iv) a payment of 15% for each for each student above 250 enrolled. Further, under the Agreement, the university agreed to pay the Company a flat fee of $55,000 per academic year to perform the services in connection with the recruitment of prospective students who reside in the United States. For the term of the Agreement, the Company is required to carry a general liability insurance policy and indemnification.

Pricing and Costs

Our results of operations are directly impacted by our prices and costs. We charge our students a fixed tuition fee and incur costs of program fees charged by our partnered education institutions that operate the English language programs. In the event that our current level of tuition fees cannot be sustained due to the increase of competition and/or the program fees are significantly adjusted by our partnered education institutions, the result of operations of the Company may be adversely affected.

Results of Operations

Years Ended September 30, 2020, 2019 and 2018

	For The Year Ended	For The Year Ended	For The Year Ended
	September 30, 2020	September 30, 2019	September 30, 2018

Revenues	$9,063,137	$8,700,332	$6,285,176
Costs of services	2,342,276	2,228,307	1,752,049
Gross profit	6,720,861	6,472,025	4,533,127

Operating costs and expenses:
Selling expenses	2,310,188	1,965,102	1,288,863
General and administrative	3,115,120	1,863,290	1,579,650
Total operating costs and expenses	5,425,308	3,828,392	2,868,513

Income from operations	1,295,553	2,643,633	1,664,614

Other income	(113,555)	(79,921)	(51,879)

Income before provision for income taxes	1,409,108	2,723,554	1,716,493

Income taxes expense	397,553	668,796	646,879

Net income	1,011,555	2,054,758	1,069,614

Revenue, costs of sales and gross profit margin

The following table sets forth the revenue, costs of sales and gross profit margin of the Company:

	For The Year Ended	For The Year Ended	For The Year Ended
	September 30, 2020	September 30, 2019	September 30, 2018

Revenues	$9,063,137	$8,700,332	$6,285,176
Costs of services	2,342,276	2,228,307	1,752,049
Gross profit	6,720,861	6,472,025	4,533,127
Gross profit margin %	74%	74%	72%

Revenues primarily consist of the tuition fees and dormitory rental fees we collected from our students. Our revenues increased by US$2.4 million or 38% due to the significant increase in the number of our student enrollments in fiscal 2019 compared to fiscal year 2018. The number of enrolments increased from to 159 in fiscal year 2018 to 187 in fiscal year 2019. Of the US$2.4 million increase, US$2.2 million increase was in relation to increase in our student enrolments and the remaining US$0.2 million increase was related to our new commission revenue earned from providing student recruitment services for University of North Umbria at Newcastle.

Our revenues increased by US$0.4 million or 4% in fiscal 2020 compared to fiscal 2019 due to the timing of the student registered in our ELC program. There were more students (179 students) registered in the 2019 Fall program which was held from September 2019 to May 2020 than the 126 students registered in the 2018 Fall program which was held from September 2018 to May 2019. Of the US0.4 million increase, US$0.3 million was related to our new commission revenue earned from providing student recruitment services for University of North Umbria at Newcastle.

Costs of sales (services) mainly related to the program fees that we paid to our partnered university which provides the English learning programs to our students. The program fees are based on semester terms and are generally fixed per student and per semester. Our English learning programs contain five competence levels. Generally, the last level (Level-five) generally has a lower cost of services and therefore has higher gross margin than programs offered for the first four competence level programs. Our costs of sales in 2019 increased compared to 2018 mainly due to the increase in the number of the enrolments of our students.

Our costs of sales in 2020 is fairly consistent with 2019 mainly because our revenue related to ELC program in 2020 did not significantly change compared to 2019.

Gross profit margin – English Student Enrolments

	For The Year Ended	For The Year Ended	For The Year Ended
	September 30, 2020	September 30, 2019	September 30, 2018

Revenues	$8,716,295	$8,500,387	$6,285,176
Costs of services	2,342,276	2,228,307	1,752,049
Gross profit	6,374,019	6,272,080	4,533,127
Gross profit margin %	73%	74%	72%

Our gross margins for English student enrolments in 2020, 2019 and 2018 are fairly consistent.

Operating expenses

Our operating expenses consist of selling and marketing expenses, and general and administrative expenses.

Selling expenses

	For The Year Ended	For The Year Ended	For The Year Ended
	September 30, 2020	September 30, 2019	September 30, 2018

Selling expenses	$2,310,188	$1,965,102	$1,288,863

The Company’s selling expenses primary relate to the student recruitment commission fees paid to agents who provided student recruitment services to the Company and expenses related to business development. The Company relies on agents to promote and recruit potential students to enroll in its English learning programs. The total selling expenses increased by US$0.7 million in 2019 compared to 2018. The increase is in line with the increase of our revenue in 2019 as compared to 2018. The total selling expenses slightly increased by US$0.3 million in 2020 compared to 2019. The increase is due to increase of our revenue in 2020 as compared to 2019.

General and administrative expense

General and administrative expense consist primarily of the following expenses:

	For the Year Ended September 30, 2020	For the Year Ended September 30, 2019	For the Year Ended September 30, 2018
Bank charges	$7,586	$4,854	$4,891
Depreciation expenses	87,593	91,814	82,223
Insurance	79,303	50,545	53,191
Office expenses	555,176	211,493	202,121
Professional	185,990	182,609	200,885
Rental expenses	405,195	267,432	438,796
Repairs and maintenance	89,520	117,058	117,186
Salary and benefits	1,515,799	776,164	298,831
Sundry	66,813	19,586	15,800
Tax and licenses	111,471	114,980	143,605
Vehicle expenses	10,674	26,755	22,121
Total	3,115,120	1,863,290	1,579,650

Our general administrative expenses remained relatively stable in 2019 compared to 2018, only slightly increased by US$0.3 million. This was because our general administrative expenses are generally fixed and will not significantly vary according to the changes of our revenue. The significant increase of $1.3 million in 2020 compared to 2019 was due to the increase in salaries as a result of the expansion of our business. Therefore, more employees were hired to accommodate the increase.

Income Tax

BVI

Under the current laws of the BVI, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no BVI withholding tax will be imposed.

US

Under the current Ohio state and US federal income tax, the Company’s Ohio subsidiaries, QHI and MIE, are subject to the Ohio state’s Commercial Activity Tax (“CAT”) and federal income tax. The Ohio CAT is a business tax levied based on the gross receipts from sales. The federal income tax is based on a flat rate of 21% for the calendar year of 2018.

The following table sets forth a breakdown of the income tax expense for the Company.

	For The Year Ended	For The Year Ended	For The Year Ended
	September 30, 2020	September 30, 2019	September 30, 2018
		Restated	Restated
Income tax expenses	$397,553	$668,796	$646,879

The Company’s income tax expense increased by US$0.02 million in 2019 although pre-income tax increased by $1.0 million, mainly due to the decrease in income tax rate due to the US income tax reform during fiscal 2019. The Company’s income tax expense decreased by US$0.3 million in 2020 compared to 2019 mainly due to the pretax income tax decreased by $1.3 million.

Net income

As a result of the factors described above, our net income for the fiscal year ended September 30, 2019 was US$2.1 million, compared to the net income of US$1.1 million for the year ended September 30, 2018, representing an increase in net income of US$1.0 million.

Net income for the year ended September 30, 2020 was US$1.0 million, compared to the net income of US$2.1 million for the year ended September 30, 2019, representing a decrease in net income of US$1.1 million.

Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash generated by operating activities. As of September 30, 2020, 2019 and 2018, we had US$7.4 million, US$8.3 million and US$4.0 million, respectively, in cash, which primarily consist of cash deposited in banks.

The Company’s working capital requirements mainly comprise cost of English learning program fees, student recruitment fees, office expenses, professional fees, rental expenses, and salary expenses. We expect that the Company’s capital requirements will be met by cash generated from its own operating activities.

Cash Flow Summary

Years Ended September 30, 2020, 2019 and 2018

	For the year ended September 30, 2020	For the year ended September 30, 2019	For the year ended September 30, 2018
Net cash provided by (used in) operating activities	(144,043)	4,669,699	2,165,141
Net cash used in investing activities	(288,555)	(203,172)	(491,593)
Net cash provided by (used in) financing activities	(432,035)	(211,854)	438,796
Net increase (decrease) in cash	(864,633)	4,254,673	2,112,344
Cash at beginning of period	8,272,623	4,017,950	1,905,606
Cash at end of period	7,407,990	8,272,623	4,017,950

We had a balance of cash and cash equivalents of US$7.4 million as of September 30, 2020, US$8.3 million as of September 30, 2019, and a balance of US$4.0 million as of September 30, 2018. We mainly derived our cash inflow from operating activities.

Operating Activities:

September 30, 2019 vs. 2018

Net cash generated from operating activities was US$4.7 million for the year ended September 30, 2019, compared to net cash generated from operating activities of US$2.2 million for the year ended September 30, 2018, represented a US$2.5 million increase in the net cash inflow generated from operating activities. The increase in net cash generated from operating activities was primarily due to the following:

1)	We had net income of US$2.1 million for the year ended September 30, 2019. For the year ended September 30, 2018, we had net income of US$1.1 million which led to a US$1.0 million increase in net cash inflow from operating activities.

2)	Change in prepaid expenses was US$0.4 million cash outflow for the year ended September 30, 2019. For the year ended September 30, 2018, changes in prepaid expenses was US$0.7 million cash outflow, which led to a US$0.3 decrease in net cash outflow from operating activities.

3)	Change in long-term prepaid expenses provided US$0.6 million net cash inflow for the year ended September 30, 2019. For the year ended September 30, 2018, change in long-term prepaid expenses used US$0.9 million cash outflow, which led to a US$1.5 million increase in net cash inflow from operating activities.

4)	Change in accounts payable and accrued liabilities provided US$0.8 million net cash inflow for the year ended September 30, 2019. For the year ended September 30, 2018, change in accounts payable and accrued liabilities used net cash inflow of US$0.7 million, which led to a US$0.1 million increase in net cash inflow from operating activities.

5)	Change in deferred revenue, provided US$1.2 million net cash inflow for the year ended September 30, 2019. For the year ended September 30, 2018, change in deferred revenue provided net cash inflow of US$1.3 million, which led to a US$0.1 million decrease in net cash inflow from operating activities.

6)	Change in tax receivable, including deferred income tax effects, provided US$0.5 million net cash inflow for the year ended September 30, 2019. For the year ended September 30, 2018, change in deferred income taxes provided net cash inflow of US$0.6 million, which led to a US$0.1 million decrease in net cash inflow from operating activities.

September 30, 2020 vs. 2019

Net cash used in operating activities was US$0.1 million for the year ended September 30, 2020, compared to net cash generated from operating activities of US$4.7 million for the year ended September 30, 2019, represented a US$4.8 million decrease in the net cash inflow generated from operating activities. The decrease was primarily due to the following:

1)	We had net income of US$1.0 million for the year ended September 30, 2020. For the year ended September 30, 2019, we had net income of US$2.1 million which led to a US$1.1 million decrease in net cash inflow from operating activities.

2)	Change in prepaid expenses was US$0.4 million cash inflow for the year ended September 30, 2020. For the year ended September 30, 2019, changes in prepaid expenses was US$0.4 million cash outflow, which led to a US$0.8 million increase in net cash inflow from operating activities.

3)	Change in long-term prepaid expenses provided US$0.6 million net cash inflow for the year ended September 30, 2020. For the year ended September 30, 2019, change in long-term prepaid expenses provided US$0.6 million cash inflow, which led to a US$0.04 million increase in net cash inflow from operating activities.

4)	Change in accounts payable and other liabilities provided US$0.5 million net cash inflow for the year ended September 30, 2020. For the year ended September 30, 2019, change in accounts payable and accrued liabilities provided net cash inflow of US$0.8 million, which led to a US$0.3 million decrease in net cash inflow from operating activities.

5)	Change in deferred revenue, used US$3.2 million net cash outflow for the year ended September 30, 2020. For the year ended September 30, 2019, change in deferred revenue provided net cash inflow of US$1.2 million, which led to a US$4.4 million decrease in net cash inflow from operating activities.

6)	Change in current and deferred income taxes in total used US$0.7 million net cash outflow for the year ended September 30, 2020. For the year ended September 30, 2019, the change was a net cash inflow of US$0.4 million, which led to a US$1.1 million decrease in net cash inflow from operating activities.

7)	Change in student deposits provided US$1.0 million net cash inflow for the year ended September 30, 2020. For the year ended September 30, 2019, there was no cash inflow and outflow, which led to a US$1.0 million increase in net cash inflow from operating activities.

Investing Activities:

September 30, 2019 vs. 2018

Net cash used in investing activities was US$0.2 million for the year ended September 30, 2019. It was solely attributable to the cash used for purchase of property and equipment during the year.

Net cash used in investing activities was US$0.5 million for the year ended September 30, 2018. It was attributable to US$0.2 million cash used for purchase of property and equipment and US$0.3 million cash advanced to a student recruitment agent of the Company.

September 30, 2020 vs. 2019

Net cash used in investing activities was US$0.3 million for the year ended September 30, 2020. It was solely attributable to the cash used for purchase of property and equipment during the year.

Net cash used in investing activities was US$0.2 million for the year ended September 30, 2019. It was solely attributable to the cash used for purchase of property and equipment during the year.

Financing Activities:

September 30, 2019 vs. 2018

For the year ended September 30, 2019, the Company had net used in financing activities of US$0.2 million, which was attributable to: i) $0.1 million advanced from a related party; and ii) $0.3 million used in IPO activities.

For the year ended September 30, 2018, the Company had net cash provided by financing activities of US$0.4 million, which was attributable to capital contributed from the Company’s major shareholder.

September 30, 2020 vs. 2019

For the year ended September 30, 2020, the Company had net used in financing activities of US$0.4 million, which was attributable to cash used in IPO activities.

For the year ended September 30, 2019, the Company had net used in financing activities of US$0.2 million, which was attributable to: i) $0.1 million advanced from a related party; and ii) $0.3 million used in IPO activities.

Analysis of Items with Major Changes on the Consolidated Balance Sheets

	September 30, 2020	September 30, 2019
	US$	US$
		Restated
Assets
Current Assets
Cash and cash equivalents	7,407,990	8,272,623
Accounts receivables	149,361	238,881
Prepaid expenses	1,632,647	2,061,239
Deferred IPO costs	783,889	351,854
Income tax receivable	668,639	4,240
Total current assets	10,642,526	10,928,837
Non-current assets
Property and equipment, net	3,120,564	2,919,603
Long term prepaid expenses	159,382	743,738
Notes receivable	280,000	280,000
Total assets	14,202,472	14,872,178

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities
Accounts payable and accrued liabilities	1,976,668	1,431,063
Student deposits	994,940	-
Due to related party	140,000	140,000
Deferred revenue	3,608,237	6,830,043
Total current liabilities	6,719,845	8,401,106

Total liabilities	6,719,845	8,401,106

Commitments and contingencies
Shareholders’ equity
Common shares, US$0.0015873 par value, 31,500,000 shares authorized, 7,938,000 and 7,938,000 shares issued and outstanding as of September 30, 2020 and 2019, respectively	12,600	12,600
Additional paid-in capital	2,731,273	2,731,273
Retained earnings	4,738,754	3,727,199
Total shareholders’ equity	7,482,627	6,471,072

Total liabilities and shareholders’ equity	14,202,472	14,872,178

Prepaid expenses & long-term prepaid expenses

Our short-term and long-term prepaid expenses mainly relate to prepayments made to Miami University for tuitions and our student recruitment agents to secure their long-term recruitment agency services for us. The total short-term and long-term prepaid expense balance decreased by US$1.0 million primarily due to the amortization of our long-term recruitment agency service fees in 2020 and there was no significant increase in long-term prepaid agency fees in 2020.

Property and equipment

The carrying amount of property and equipment increased by US$0.2 million from US$2.9 million as at September 30, 2019 to US$3.1 million as at September 30, 2020 due to the combined effect of (i) acquisition of property and equipment of US$0.3 million; and (ii) depreciation charge for the year ended September 30, 2020 of US$0.1 million.

Income tax receivable

The increase of income tax receivable was due to the significant income tax installments made in 2020 compared to 2019.

Deferred revenue

Deferred revenue represents tuition fees and dormitory booking fees prepaid by students. The decrease of US$3.2 million in our deferred revenue as at September 30, 2020 compared to September 30, 2019 was due to the decrease in our student registered in 2020 Fall ELC program and in 2019 Fall program since majority of the tuition fees will be deferred to next fiscal year for Fall program due to the class beginning date is very close to September 30 yearend.

Commitments

Other than a residential apartment building lease with a lease term of two years that the Company entered into during 2019 as below, the Company did not have significant commitments, long-term obligations, or guarantees as of September 30, 2020 and 2019.

Operating lease

The future aggregate minimum lease payments under the non-cancellable residential apartment building operating lease are as follows:

	Payments due by period
	Total	Less than 1 year	1-3 years	Over 3 years
Operating lease obligations ($)	349,881	349,881	-	-

Critical Accounting Policies

We believe it is helpful for lenders to understand the critical accounting policies underlying our financial statements. There were no significant judgment and estimates for our consolidated Financial Statements. Please refer to Note 2 of our Consolidated Financial Statements included in this Prospectus for details of our critical accounting policies.

Off-balance Sheet Commitments and Arrangements

The Company had not entered into any material off-balance sheet transactions or arrangements as at the latest practicable date.

The Company had not entered into any material off-balance sheet transactions or arrangements as at the latest practicable date.

OUR BUSINESS

Overview

Elite Education Group International Limited (EEI) is a holding company registered and incorporated in the British Virgin Islands (BVI) on December 13, 2017 by Jianbo Zhang. As a wholly-owned subsidiary of EEI, Quest Holding International LLC (QHI) was incorporated in 2012 in Ohio to facilitate study abroad and post-study services for Chinese students in the United States. Miami International Education Center LLC (MIE) was set up on January 13, 2017 in Ohio, and is a wholly-owned subsidiary of QHI. We partner with Miami University of Ohio, one of the oldest public universities in the country, to offer our services to Chinese students interested in studying in the United States. Located in southwestern Ohio and established in 1809, Miami University has 7 colleges, 5 different campuses, and the campus population of approximately 25,000. Known as “public Ivy,” the university offers more than 120 undergraduate, 60 graduate and 13 Ph.D. degrees. Currently, our partnership with the University has extended to the Oxford, Middletown, and Hamilton campuses.

QHI develops specific education goals and plans for each student enrolled in our program, and provides a safe and structured environment and support services so that students can focus most of their attention on academic studies.

QHI’s mission is to provide our students with a reliable and comprehensive support system to fulfill their dreams of studying abroad. It strives to accomplish that by offering students and parents a one-stop destination for international study needs. QHI maintains an office in the United States and works with a business partner in the PRC. Our US Office is mainly responsible for providing study abroad and post-study services which include, among others, student dormitory management, academic guidance, international student services, student catering services, student transfer application services, internship and employment guidance. QHI’s business partner in China is Renda Financial Education Technology Co., Ltd. (Renda), is located in Beijing. Its main business includes development and cooperation of the Chinese study market, language testing, student application, visa service, pre-departure training, pick-up arrangements, or any other accommodation arrangements as may be required.

QHI focuses on all stages of the study abroad process and aims to provide the best services available to ensure that every student successfully completes the university application, and travel and settlement processes. It accomplishes this by offering a one-stop solution for these needs.

The PRC office coordinates the pre-attendance service needs of our customers while our United States office coordinates and provides the actual study abroad and post-study services.

Such pre-attendance services coordinated by our PRC office with no charge include information support and counseling services for students and parents:

●	Language Test Training Counseling – we provide International English Proficiency Test (ITEP) counseling, registration, test placement and test scores for students with no or poor language skills

●	Admission application – our professional personnel reviews and provides feedback on student application materials

●	Visa Counseling - our personnel provide visa counseling and guidance services for the student applicants

●	Pre-departure guidance – we offer logistical and organizational support for the student applicants prior their departure to the educational institutions

●	Accommodation arrangements – we pick-up and drop-off of the students at the point of arrival, etc.

The services after arrival include, among others:

●	Pick-up service with no charge – upon arrival, our US office opens and maintains a 24-hour hotline to coordinate with Miami University for pick-up and ensures that each student arrives at and settles in dormitories safely

●	Welcome service with no charge – we coordinate with Miami University whose staff members offer a two-week orientation

●	Dormitory service - our dormitory administrators are on duty 24 hours per day and 7 days per week

●	Catering services – we maintain a Chinese restaurant consisting of Chinese chefs and culinary staff near student dormitories to offer several meals a day to our students

●	Academic guidance – with the help of professionally retained tutors, we offer academic guidance to help students choose and plan their career development

●	Internship services – we arrange for various types of internships and social practice activities throughout the academic calendar to help students with their future employment, educational and social prospects; we believe these services also help to develop their problem solving skills, workplace and emotional intelligence training

●	Shuttle bus services – our staff offer shuttle bus services to cater to students’ needs.

The following diagram illustrates our corporate structure as of the date of this prospectus:

*	The Company’s Chairman and Chief Executive Officer, Jianbo Zhang, is the sole director and shareholder of Wonderland Holdings International Ltd.

Industry and Market Background

With the development of the PRC international study market, the Chinese government and foreign universities have increasingly directed more attention to the PRC education market, with high school students and their parents being the primary target of such interest become the main force in the international study market. Both students and their parents focus on locating high-quality, low risk ways of studying abroad to realize return on their educational investments. While many of our competitors offer quick preparation schemes, many students continue their language studies in foreign language schools for a few months before going abroad to begin their undergraduate studies. Similarly, many preparatory programs also promise that students will graduate after only three years abroad. These preparatory programs are situated in public universities, mainly in the form of one-year university preparatory courses, 2 + 2 year cooperation projects and 3 + 2 year undergraduate continuing courses. Consistent with industry demands, the study abroad project types have been changing continuously in the past 10 years, from 3 + 2 to 2 + 3, and then to the final year of university preparatory course. After substantial analysis of attendance and participation rates, it became apparent that the scale of one-year preparatory course in the market has been too small which made it difficult to recruit students. In fact, it appears that one-year preparatory courses available in the market have not delivered on cost saving promises; on the contrary, it prolonged the study abroad periods.

QHI signed a training agreement with four universities in China from the end of 2018 to March 2019, and arranged all the 30-credit courses for freshmen of Miami University to be completed in China. With domestic universities and professors of Miami University being brought together, students can experience being taught by foreign university professors at home and get course credits from Miami University, while attending intensive English courses. The cost of students studying at home is only one-third of the tuition fee of Miami University, so both the time and the cost of studying abroad are in line with the needs of parents and students.

The Miami University of Ohio is an American top 100 university which is very popular with Chinese students. However, many Chinese students do not have the chance to enter the university because of their poor language performance. Starting in 2015, QHI partnered with Miami University to establish English Language Center (ELC) on Middletown campus. At the same time, QHI set up nearby dormitory areas and restaurants for ELC students. QHI is the only admission institution on the Miami University Middletown Campus. Since 2013, QHI has accumulated a significant number of market resources and enrollment channels.

The total number of student applications increased from 38 in 2013 to 526 to date in 2019. Given this growth, Miami University’s Middletown campus was not able to meet the enrollment demand and Miami University agreed to allow QHI to begin enrollment of international students at the University’s Hamilton Campus in 2019.

Our Strategies

We strive to improve the quality of our project offerings, provide our customers with the most suitable options to pursue their studies abroad, and ultimately to establish an internationally recognized education brand. We have designed our management systems to pursue and secure an enduring competitive advantage in the marketplace for education services by improving our R&D capabilities, securing stable market positioning and channels, and configuring a highly efficient sales system.

We have developed and intend to implement the following strategies to expand and grow the size of our Company:

Overseas markets

●	Miami University Project. Due to the breakthrough in 2018 enrollment performance, our partnership with Miami University has been extended to the Hamilton Campus. QHI serves as a principal and assumed recruiting and promotion responsibilities for the regional campuses, and has also reached an agreement to do so for its main campus (Oxford), for China and other Asian countries, starting 2020. We have established new dormitory and cafeteria in 2019 to service Hamilton’s international students and started recruiting students for the Oxford campus in 2020.

●	Canada Project. QHI has began its exploration of the Canadian markets with the intent to replicate the Miami University model. QHI will be responsible for recruiting students for the Company’s program, all pre-study abroad and post-study abroad services.

●	US & Canada High School and Language Training Programs. As this industry evolves, we expect competition to increase. We intend to establish a private high school and language training school in Canada to support students enrolled in the North American university projects.

●	UK University Collaborative Project. For several years, QHI has been maintained presence in the UK education industry, accumulating experience and potential partnerships. Starting in 2019, QHI began seeking new collaboration and partnership opportunities with the UK universities to provide more in-depth UK educational opportunities for Chinese international students, and it has established a partnership with the University of Northumbria at Newcastle (UNN) and started recruiting students for UNN.

●	Developing Market Cooperation in Southeast Asia and other countries and regions: Beginning in 2019, we intend to open additional projects in new markets, including Vietnam, Hong Kong and other countries and regions, mainly for self-built private international schools, including but not limited to the high school and colleges, and to establish cooperation with local well-known universities. This effort is continuing and we anticipate for it to be bring tangible results in the future.

China markets

●	Partnering with High Schools. Presently, we maintain partnerships with more than ten high schools in China, and seek to expand that base. We believe the benefit of such partnerships is in (i) students’ familiarity and comfort with our programs, and (ii) expansion of our brand and influence in the target demographic.

●

Continuous Expansion of the Chinese International Student Service Center. Since 2015, QHI has established solid cooperative relationships with many Chinese International Student Service Centers. Currently, three universities have listed our program as their main study abroad recommendation.

●	QHI University Cooperation Project. In order to provide higher quality study abroad programs, QHI has established cooperation projects with universities to allow Chinese students to obtain 1-2 years’ worth of college credits at North American colleges and universities. Presently, we maintain partnerships with four such institutions and are looking to further expand.

●	Domestic Preparatory Training. QHI’s market research has shown that the vast majority of English language programs are in need of improvement. We believe, however, that this is one of the Company’s strengths and intend to open training facilities nationwide to combine English language program with university credit hours, as a cost saving measure for Chinese students who plan to study abroad.

●	Additional Facilities. In response to China’s current policy designed to attract more students to study in China, QHI has planned to recruit students from the Belt and Road countries.

We also considering expansion into the area of online education with UK universities and Miami University to make use of the current resources. QHI has already developed an online platform for online education, and with the proceeds of this IPO, the online education initiative will be launched and expanded. Finally, QHI plans to set up a venture fund which invests in student-oriented-and-managed innovation projects. This venture fund will serve as early-stage angel investors and focus on both investments and post-investment involvement. The recruitment of these projects will be through multiple channels and from various sources.

Our Competitive Strengths

We believe that the following strengths differentiate us from our competitors will continue contributing to our growth and success.

●	Low Admission Requirements and No Minimum Language Requirements. QHI serves as a principal and takes over its recruiting and promotion aspect for the regional campuses at Miami University, and we have reached an agreement to do so for Miami University’s main campus at Oxford), for in China and other Asian countries, starting in 2020. The application process is extended and can be confusing for the initiated. While most colleges require a GPA of at least 2.5 and/or minimum language proficiency, the our Miami University project does not maintain such requirements. The English Language Center (ELC) at the Miami University specially set up an Academic Redirection Program (APR) course for students with GPA 2.0 or below who enroll in the Miami project of QHI. Internal testing methods are flexible and can be taken at any time and any place, without geographical limitations. Miami University also accepts ITEP test scores as a language standard for admission to the ELC program at the Miami University. ITEP is an online examination system, which offers flexibility and quick scoring; it is most suited for those students who do not have time to take IELTS or TOEFL.

●	Comprehensive Service After Study. We believe that our post-study services are one of the most important reasons why agents and parents choose us. After students arrive in the United States, QHI provides comprehensive services for students, including pick-up services, student dormitory accommodation arrangements, safety guidance for freshmen, academic guidance, guidance for further education, legal aid and medical escort. To our knowledge, no other education group offers similar services.

●	High retention rate. According to US NEWS ranking, the freshman retention rate at Miami University is 91%. Such a high retention rate is a function of Miami University’s student/teacher ratio.

●

High Success Rate. The average number of students enrolled in our program is 120-130 per year, and the number of students who are transferred or expelled is less than 5 per year. Our track record shows that virtually all students, irrespective of their background or grades, can progress academically and eventually do transfer to the Oxford campus. We are so confident in the quality of our services that we offer an investment guarantee with respect to the progress and graduation of our students.

High Barrier to Entry: We believe that it is very difficult to replicate our business model due to the inherent challenges related to reaching long-term agreements with universities in North America, especially those ranked as high as, or higher than, Miami University, the dormitories and catering services provided for students, and partnerships in China. We believe that these elements ascertain the Company’s competitive advantages in the marketplace.

Sales and Marketing

We recruit prospective students from various parts of China. Namely, our sales and marketing staff have operations in 4 large regions (North, South, East and West) that cover nearly the entire territory of the country, with North and West of the country being covered by the members of the sales team. During the years since our inception in 2012, the number of annual student applications and enrollments has increased dramatically. Our marketing strength lies in our flexibility since we can cooperate with all types of study abroad service providers and educational institutions, irrespective of their size, because all of them are tasked with providing prospective student referrals. Our marketing channels include:

●

Study Abroad Agencies. Currently, we have established cooperation with the 5 largest study abroad agencies in China. Among them, New Oriental Education, JJL Education and Shinway Education have signed a cooperation agreement of a gradient commission system starting from $4,000 per student with us. Our agreement with EIC Education has the $3,000 per student non-gradient commission system.

●	B2B Study Abroad Companies. We are working on including B2B companies in our partnership circle. As of today, we already have B2B partnerships with GEA, Puri, and H&B. Since a large portion of our current students come from small organizations and individual agents, we can integrate a comprehensive management system to more effectively manage the large number of agents before shifting entirely to B2B.

●	International High School/Language Programs. In addition to presentations made by US university representatives, we incorporate summer camps, online courses, English placement tests, student leadership development programs, instructor visits and parental visiting groups to enhance prospective student interest and an understanding of the Miami University.

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University Foundation Programs. These programs introduce new students to our services; we also administer admissions support, online courses, English Placement test, application and visa support, seminars with lecturers, track records of previous enrollees and parent visiting groups on top of the standard demonstration classes to grow the number of recruits.

Presently, there are seven marketing department members comprising three teams of two, which are responsible for different regions across China, with one person to specifically focus on building partnerships with Chinese vocational colleges. Our sales personnel mainly relies on on-site visits and training models to develop and maintain our customer base. We also believe that strengthening of online training programs in combination of streamlining the network of training models can effectively reduce the cost of travel. We intend to develop a virtual library of new media training resources segmented by various topics to simplify training and consulting time and improve efficiency. We also intend to implement training programs such as seminars on writing business English email, commercial business communications, PPT production, presentation skills and sales consulting skills to increase the sales capacity of all personnel.

Competition

The competition for the North American educational market has intensified in recent years with more participants entering the market. Our competition generally includes:

●	Chinese recruiting offices of the top 100 ranked US universities in US, e.g., American University, University of Arizona and University of Delaware.

●	International education groups such as Shorelight, Study Group, INTO, ELS, ICM Manitoba International College and the like that provide language courses.

●	Foreign universities wishing to establish partnerships with domestic institutions or to recruit from Chinese university level international classes.

We have an official university recruiting office, international education group, study-abroad consultants and a training institution in the US which allows us to serve multitude of functions throughout the supply chain. We believe we offer superior services during and after students’ studies abroad as compared with the services offered by individual study abroad agents. Similarly, we believe that our commission rates and guidance services set us apart from foreign university recruiting offices.

Student Facilities

QHI dormitory in Middletown, OH currently accommodates up to 200 people. The student apartments are fully furnished and come with complete sets of household goods. To ensure security and safety, there are security cameras installed all around the dormitory areas.

●	Restaurant: QHI has opened a full service cafeteria that serves authentic Chinese food, at least twice a day (breakfast and dinner), for students. It can accommodate up to 100 people at a time. The cafeteria area also features a gym and an entertainment area with a wide range of fitness equipment and recreational facilities.

●	Shuttle Buses: We maintain three business vehicles to support our operations and provide for student transportation needs.

Employees

We believe resource management and planning is critically important to supporting our growth, and we are committed to effectively recruiting, training, developing and retaining our human capital. The QHI US office is located next to Miami University’s Middletown campus. The office has four counselors, one maintenance staff and four chefs dedicated to servicing the students. QHI also has 9 consultants in the marketing department, 5 members in the project development team, and 5 employees in other departments in Beijing.

None of our employees are represented by a labor union or collective bargaining agreements. We consider our employee relations to be good. We believe that attracting and retaining highly experienced personnel is a key to our success. In addition, we believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

Properties

Our principal executive office is located 1209 N. University Blvd, Middletown, OH 45042. We own this property.

In addition, the Company manages and operates 11 apartment buildings/dormitories at 1061-1099 Park Lane, Middletown, OH, 45042, and one dining hall is 1209 N. University Blvd, Middletown, OH 45042. We maintain property insurance policies covering facilities for losses due to fire, earthquake, flood or any other disaster. We believe that the facilities that we currently own are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans.

The Company also maintains administrative offices in Beijing. The offices are rented for the Company by Renda Financial under the terms of an agreement between the Company and Renda which contemplates that we paid a sum of RMB 2.9 million per year for the office rental and Renda’s staffing and paying the employees located at such offices. In September 2019, this agreement was renewed by Renda on behalf of the Company for another 12-month term. Since then, Renda started charging the Company the actual rental expense of RMB1.0 million per year instead of the previous agreed-upon RMB 2.9 million. This annual RMB1.0 million rental fee charged by Renda does not include the other hiring, administrative and paying employee expenditures that previously included in the RMB2.9 package fee. Instead, similar to rental expense, the other services are now charged by Renda based on their actual expenditures incurred on behalf of the Company since October 2019.

Intellectual Property

We rely on a combination of trade secret protection and employment and confidentiality agreements with executive officers and most other employees, to protect our intellectual property rights. Our employment agreements with our executive officers contain confidentiality and non-disclosure clauses that impose confidentiality obligations on the executive officers at all times during and after their employment with us.

We have also registered one domain name relating to our business, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center.

Legal Proceedings

We are currently not a party to, and are not aware of any threat of, any legal, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations. From time to time, we have become, and may in the future become, a party to various legal or administrative proceedings or claims arising in the common course of our business. Regardless of the outcome, legal or administrative proceedings or claims may have an adverse impact on us because of defense and settlement costs, diversion of management attention and other factors.

Government Regulation

The Chinese Ministry of Education offers an approved foreign cooperative program to students selected through the national enrollment plan. This is different from the non-academic language course. Students who do not pass the college entrance examination are considered unplanned enrolled students, who are more suitable for studying abroad. Upon completion of one year of English studies in China, the students may use the language credits as a fulfillment of foundation courses for studying abroad. Upon passing the examination, the grades may be admitted with or without condition by the foreign university.

Regulations on Intellectual Property

The MIIT promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Name first promulgated by the MIIT on August 1, 2002. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names must provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. According to the Domain Name Measures, “domain name” shall refer to the character identifier for identifying and locating the hierarchical structure of a computer on the Internet, which corresponds to the Internet protocol (IP) address of the computer concerned. A domain name registration service shall observe the principle of “first apply, first register”. Where the domain name is completed, the applicant for the domain name registration shall be the holder of the domain name. The holder of the domain name shall pay operation fees for a registered domain name on a regular basis. If the domain name holder fails to pay the corresponding operation fees as required, the original domain name registry shall write it off and notify the holder of the domain name in written form.

The Law Design to Promote Private Education and the Implementation Rules for the Law for Promoting Private Education

The Law for Promoting Private Education of the PRC became effective on September 1, 2003 and the latest amendment was on November 7, 2016 which became effective as of September 1, 2017. Under the Amendment, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion, while prior to the effectiveness of the Amendment, all private schools shall not be established for for-profit purposes. Nonetheless, school sponsors are not allowed to establish for-profit private schools that are engaged in compulsory education. In other words, the schools engaged in compulsory education should retain their non-profit status after the Amendment comes into force. According to the Amendment, the key features of the aforesaid new classification system for private schools include the following: (i) sponsors of for-profit private schools are entitled to retain the profits and proceeds from the schools and the operation surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations; (ii) sponsors of non-profit private schools are not entitled to the distribution of profits or proceed from the non-profit schools and all operation surplus of non-profit schools shall be used for the operation of the schools; (iii) for-profit private schools are entitled to set their own tuition and other miscellaneous fees without the need to seek prior approvals from or report to the relevant government authorities. The collection of fees by non-profit private schools, on the other hand, shall be regulated by the provincial, autonomous regional or municipal governments; (iv) private schools (for-profit and non-profit) may enjoy preferential tax treatments. Non-profit private schools will be entitled to the same tax benefits as public schools. Taxation policies for for-profit private schools after the Amendment taking effect are still unclear as more specific provisions are yet to be introduced; (v) where there is construction or expansion of a non-profit private school, the school may acquire the required land use rights in the form of allocation by the government as a preferential treatment. Where there is construction or expansion of a for-profit private school, the school may acquire the required land use rights by purchasing them from the government; (vi) the remaining assets of non-profit private schools after liquidation shall continue to be used for the operation of non-profit schools. The remaining assets of for-profit private schools shall be distributed to the sponsors in accordance with the PRC Company Law; and people’s governments at or above the county level may support private schools by subscribing to their services, provision of student loans and scholarships, and leases or transfers of unused state assets. The governments may further take such measures as government subsidies, bonus funds and incentives for donation in support of non-profit private schools. On December 30, 2016, the MOE, MCA, SAIC, the Ministry of Human Resources and Social Welfare and the State Commission Office of Public Sectors Reform jointly issued the Implementation Rules on the Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the Amendment. Generally, if a private school established before promulgation of the Amendment chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall conduct financial liquidation process, have the property rights of its assets such as lands, school buildings and net balance being authenticated by relevant government authorities, pay up relevant taxes, apply for a new Permit for Operating a Private School, re-register as for-profit schools and continue its operation. Specific provisions regarding the above registrations are yet to be introduced by people’s governments at the provincial level. On December 30, 2016, the MOE, SAIC and the Ministry of Human Resources and Social Welfare jointly issued the Implementation Rules on the Supervision and Administration of For-profit Private Schools, pursuant to which the establishment, division, merger and other material changes of a for-profit private school shall first be approved by the education authorities or the authorities in charge of labor and social welfare, and then be registered with the competent branch of SAIC.

On August 10, 2018, the PRC Ministry of Justice published on its website the Regulations for the Implementation of the Law of the People’s Republic of China on the Promotion of Privately-run Schools for public comment, which the Ministry of Education has submitted to the State Council for deliberation. The current round is the most recent legislative progress in revising the Regulations for the Implementation of the Law on the Promotion of Privately-run Schools. Specifically,

●	Article 5 of the Draft provides that foreign investment enterprises established in China and social organizations with foreign actual controllers may not sponsor, participate in sponsoring or actually control privately-run schools which provide compulsory education.

●	Article 12 of the Draft provides that “Education Groups” may not control not-for-profit private schools through merger and acquisition, franchising and contractual control.

●	Article 7 provides that public schools shall not participate or sponsor private schools; public schools who wish to participate or sponsor private schools requires approval by the government; public schools cannot make profit for licensing its name to the private school; and public schools who are allowed by the government to participate or sponsor in private schools shall have separate teaching system, teaching staff, financial accounts; recruit students separately and issue certificates separately.

●	Article 44 provides that fees, tuitions and other income payments generated from activities by not-for-profit private schools must be carried out under the bank account filed with the applicable education bureau. Schools are also required to build affiliated transaction information disclosure systems, publicize affiliated transactions, and ensure that any member of their board who has an interest in the affiliated transaction withdraws from voting. Article 45 provides that the Education Bureau or the Human Resources Bureau shall review and examine affiliated transactions entered into by the not-for-profit private schools and its affiliated parties.

●	Classifications of permit - the draft detailed the approval authority who issues permits to schools.

●	The draft sets forth a set of preferential policies which may be offered to not-for-profit private schools: the government may allocate certain funds to reimburse not-for-profit private schools; the State shall lease or transfer available state assets to not-for-profit private schools in priority; and not-for-profit private schools should enjoy same policies as public school, such as land-use fees; and tax policies, etc.

We do not foresee these regulations, if and when they become effective, to bear material impact on our operations in the PRC.

Regulations Relating to Privacy Protection

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Pursuant to the Decision on Strengthening the Protection of Online Information issued by the NPCSC on December 28, 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 16, 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. “Personal information” is defined in these regulations as information that identifies a citizen, the time or location for his use of telecommunication and internet services, or involves privacy of any citizen such as his birth date, ID card number, and address. Any violation of the above decision or order may result in warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

MANAGEMENT

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position

Jianbo Zhang	56	Chairman, Chief Executive Officer
Zhenyu Wu	41	Chief Financial Officer, director
Yunxia Xu	39	Vice President and Chief Operating Officer
Tong Wang	39	Vice President and Chief Development Officer
Jing Li	39	Chief Marketing Officer
Bo Yu	46	Chief Programs Officer
Craig Wilson (1)(4)*	48	Independent director
G. Michael Pratt (2)*	70	Independent director
M. Kelly Cowan (3)*	58	Independent director

*

Each of independent director nominees has accepted appointment as our independent director, effective upon the SEC’s declaration of effectiveness of the registration statement on Form F-1 of which this prospectus is a part.

(1)	Chair of the Audit Committee.

(2)	Chair of the Compensation Committee.

(3)	Chair of the Nominating Committee.

(4)	Audit Committee financial expert.

Zhang Jianbo is the founding Chairman and Chief Executive Officer of the Company. From October 2012 to December 2017, he served as Chief Executive Officer of Quest Holding International. From December 2017 to present, he has held the offices of the Company’s CEO. Mr. Zhang holds an undergraduate degree in Finance from Renmin University of China (1987), where he also completed a Ph.D. Diploma Course in Finance, School of Finance (2013). He also completed an EMBA course at Singapore Tiandu Education Group (2003) and an MBA course at Coventry University, UK (1999), and holds a Master Diploma Course in Finance, School of Finance, Renmin University (1993). Zhang Jianbo holds a pivotal role in the Company’s founding and long-term vision.

Zhenyu Wu is the Company’s Chief Financial Officer and a Board member. From 2017 to present, Mr. Wu has been an Associate Dean Research and Graduate Research Programs and a Professor of Entrepreneurship and Finance, Asper School of Business, University of Manitoba. He was the Head, Department of Business Administration, at the same School of Business from 2015 to 2017. From 2011 to 2017, he was an Associate Professor at the I.H. School of Business, University of Manitoba, and he holds the position of Canada Research Chair (Tier II) in Entrepreneurship and Innovation starting 2012. Mr. Wu holds a Ph.D. in Finance (2007), an MBA degree in Finance (2012), and a Master’s Arts degree in Economics (2001), all from the University of Calgary, Calgary, Alberta, Canada. He also holds a B.A. degree in Economics from Nankai University, Tianjin, China (1999). Mr. Wu’s knowledge of the Company’s operations as well as his financial and accounting expertise are critical to the Company’s success.

Yunxia Xu is the Company’s Chief Operating Officer. Since December 2017, she held the position of General Manager at Elite Education Group Ltd. Prior to that, from September 2016 to December 2017, she held the position of General Manager at QHI responsible for coordination and management of the US offices. From 2009 to August 2016, she was the Deputy General Manager at Beijing Renda Finance Education Technology Co., Ltd. She holds a Bachelor’s degree in English from Shandong Normal University (2003) and attended several MBA diploma courses at Renmin University (2008-2009) and Tsinghua University (2013-2015). Yunxia Xu’s knowledge of education industry makes her a valuable addition to the Company’s management.

Tong Wang is the Company’s Vice President and Chief Development Officer. He joined the Company on November 1, 2019. He holds a BA degree in E-Commerce and Information Technology and a M.A. degree in Marketing from Coventry University, UK. Before joining the Company, he was a Senior Partner of the UXIN Group (NASDAQ: UXIN) and the General Manager of its Vehicle Sale Management Center from January 2016 to October 2019. Between June 2012 and June 2016, he served as the General Manager and Director of the UXIN Auction (Beijing).

Jing Li is the Company’s Chief Marketing Officer. From March 2013 to present, she has held the offices of Managing Director at QHI, responsible for marketing and partnership development, and team management. She holds a Bachelor’s degree in Polymer Materials from Institute of Clothing Technology, Beijing, China (2000-2004) and a Master’s degree in Polymers and Surface Coatings Science and Technology from University of Leeds, UK (2005-2007). Jing Li’s experience in marketing and management offers an important contribution to the Company’s management team.

Bo Yu is the Company’s Chief Programs Officer. Prior to joining EEI in 2018, he held multiple positions with Global IELTS, Beijing School of Shinyway Education, and Meten English. He obtained the Global Teacher Certificate – TEFL (Teaching English as a Foreign Language) from Trinity College, London, U.K. in 1999, and the Global Advanced English Trainer Certificate – LTCL in Sheffield, U.K. in 2000. He studied in the Master’s Degree in Education Program (TESOL MA) at Sheffield Harlem University, U.K. in 2001. Bo Yu’s educational experience and experience offer a significant contribution to the Company’s efforts.

Craig Wilson is an independent director of the Company. He is currently a Professor of Finance at Edwards School of Business, University of Saskatchewan. From 2018 to present, he has held the position of the Head of Department of Finance & Management Science, Edwards School of Business, University of Saskatchewan, and from 2008 to present – of an Associate Professor of Finance at the same School of Business. Mr. Wilson holds a PhD in Finance (University of Alberta 2004) and a Bachelor of Commerce degree in Finance (University of Alberta, 2004) as well as a Bachelor of Science degree in Mathematics (University of Alberta, 1996). Mr. Wilson’s deep academic knowledge and expertise of finance and management sciences represent valuable skills on the Company’s Board.

G. Michael Pratt is an independent director of the Company. From July 2010 to June 2016, Mr. Pratt served as Dean of Regional Campuses and Associate Provost at Miami University of Ohio. Prior to that, from 2013 to 2016, he was Associate Provost, Dean of Regional Campuses, Professor of Anthropology (2010-2013). He holds a Ph.D. in Anthropology, Case Western Reserve University, Cleveland, Ohio (1981), a Master’s degree in Anthropology, Case Western Reserve University (1975) and an undergraduate degree in Anthropology, Miami University, Oxford, Ohio (1973). Mr. Pratt’s academic background and long-standing connections to our key partner, Miami University, represent an important contribution to the Board’s skillset.

M. Kelly Cowan is an independent director of the Company. From October 2015 to September 2016, Ms. Cowan held the position of Director of Middletown Campus at Cincinnati State Technical and Community College. Prior to that, from 1993 to 2014, she was a professor and Dean at Miami University Middletown Campus. Ms. Cowan’s academic background and long-standing connections to the Ohio university community represent an important contribution to the Board’s skillset.

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers.

Board of Directors and Board Committees

Composition of Board; Risk Oversight

Our Board of Directors presently consists of five directors. Pursuant to our Memorandum and Articles of Association, our officers will be elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by resolution of our shareholders. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or becomes physically or mentally incapable of acting as director. Except as noted above, there are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the board of directors. Our board of directors shall hold meetings on at least a quarterly basis.

As a smaller reporting company under the NASDAQ rules we are only required to maintain a board of directors comprised of at least 50% independent directors, and an audit committee of at least two members, comprised solely of independent directors who also meet the requirements of Rule 10A-3 under the Securities Exchange Act of 1934. There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

There is no formal requirement under the Company’s memorandum and articles of association mandating that we hold an annual meeting of our shareholders. However, notwithstanding the foregoing, we intend to hold such meetings on our annual meeting to, among other things, elect our directors.

While it may be deemed a “controlled company” under the NASDAQ Marketplace Rules (specifically, as defined in Rule 5615(c)), the Company does not intend to avail itself of the corporate governance exemptions afforded to a controlled company under the NASDAQ Marketplace Rules. Similarly, the Company intends to comply with all applicable NASDAQ corporate governance requirements irrespective of its “foreign private issues” status.

Our board plays a significant role in our risk oversight. The board makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the board as he plays key roles in the risk oversight or the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Director Independence

Our board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Craig Wilson, Michael Pratt and Kelly Cowan are “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Duties of Directors

Under BVI law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Board Committees

Currently, three committees have been established under the board: the Audit Committee, the Compensation Committee and the Nominating Committee.

The Audit Committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The Nominating Committee of the board is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Audit Committee

The Audit Committee will be responsible for, among other matters:

●	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

●	discussing with our independent registered public accounting firm the independence of its members from its management;

●	reviewing with our independent registered public accounting firm the scope and results of their audit;

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

●	coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures;

●	establishing procedures for the confidential and or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

●	reviewing and approving related-party transactions.

Our Audit Committee consists of Craig Wilson, Michael Pratt and Kelly Cowan, with Mr. Wilson serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our board has determined that Mr. Wilson qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

Compensation Committee

The Compensation Committee will be responsible for, among other matters:

●	reviewing and approving, or recommending to the board of directors to approve the compensation of our CEO and other executive officers and directors;

●	reviewing key employee compensation goals, policies, plans and programs;

●	administering incentive and equity-based compensation;

●	reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

●	appointing and overseeing any compensation consultants or advisors.

Our Compensation Committee consists of Craig Wilson, Michael Pratt and Kelly Cowan, with Mr. Pratt serving as chair of the Compensation Committee. Our board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

Nominating Committee

The Nominating Committee will be responsible for, among other matters:

●	selecting or recommending for selection candidates for directorships;

●	evaluating the independence of directors and director nominees;

●	reviewing and making recommendations regarding the structure and composition of our board and the board committees;

●	developing and recommending to the board corporate governance principles and practices;

●	reviewing and monitoring the Company’s Code of Business Conduct and Ethics; and

●	overseeing the evaluation of the Company’s management.

Our Nominating Committee consists of consists of Craig Wilson, Michael Pratt and Kelly Cowan, with Ms. Cowan serving as chair of the Nominating Committee. Our board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

Code of Business Conduct and Ethics

Our board has adopted a code of business conduct and ethics that applies to our directors, officers and employees. A copy of this code is available on our website. We intend to disclose on our website any amendments to the Code of Business Conduct and Ethics and any waivers of the Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions.

Duties of Directors

Under BVI law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. See “Description of Share Capital—Differences in Corporate Law” for additional information on our directors’ fiduciary duties under BVI law. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	executing checks, promissory notes and other negotiable instruments on behalf of the company; and

●	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A director is not required to hold shares as a qualification to office.

Executive Compensation

Summary Compensation Table

The following table shows the annual compensation paid by us for the years ended September 30, 2020 and 2019, respectively:

Name/principal position	Year	Salary	Equity Compensation	All other Compensation	(1)	Total Paid

Jianbo Zhang, Chairman and CEO (1)	2020	$60,000	$-	$60,000		$120,000
	2019	$60,000	$-	$60,000		$120,000

Zhenyu Wu, CFO and Director	2020	$30,000	$-	$30,000		$60,000
	2019	$30,000	$-	$30,000		$60,000

Yunxia Xu, VP and COO	2020	$30,000	$-	$30,000		$60,000
	2019	$30,000	$-	$30,000		$60,000

Tong Wang, VP and CDO	2020	$-	$-	$-		$-
	2019	$-	$-	$-		$-

Jing Li, CMO	2020	$30,000	$-	$30,000		$60,000
	2019	$30,000	$-	$30,000		$60,000

Bo Yu, CPO	2020	$30,000	$-	$30,000		$60,000
	2019	$30,000	$-	$5,000		$10,000

(1)	All other compensation amounts represent bonus payments in 2020 and 2019.

Employment Agreements

Employment Agreement with Jianbo Zhang

Effective as of October 1, 2018, we entered into an employment agreement with Jianbo Zhang pursuant to which he agreed to serve as our Chief Executive Officer. The agreement provides for an annual base salary of USD$60,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, Mr. Zhang will be entitled to receive an annual cash bonus in the amount of up to $60,000 if, in the determination of the Company’s Compensation Committee, the Company’s total sales increased by 20% during the fiscal year in question. He is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. Upon approval from the Board of Directors, he will also be granted 100,000 restricted shares on a quarterly basis under the terms of the 2019 Equity Incentive Plan. The term of the agreement shall expire on September 30, 2023, which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at our election without “cause” (as defined in the agreement), which requires 30 days’ advanced notice, or by him for “good reason” (as defined in the agreement), he shall be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Mr. Zhang has agreed not to compete with us for 9 months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Employment Agreement with Zhenyu Wu

Effective as of October 1, 2018, we entered into an employment agreement with Zhenyu Wu pursuant to which he agreed to serve as our Chief Financial Officer. The agreement provides for an annual base salary of USD$30,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, effective as of October 1, 2018, Mr. Wu will be entitled to receive an annual cash bonus in the amount of up to $30,000 if, in the determination of the Company’s Compensation Committee, the Company’s total sales increased by 20% during the fiscal year in question. He is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. Upon approval from the Board of Directors, he will also be granted 50,000 restricted shares on a quarterly basis under the terms of the 2019 Equity Incentive Plan. The term of the agreement shall expire on September 30, 2023, which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at our election without “cause” (as defined in the agreement), which requires 30 days’ advanced notice, or by him for “good reason” (as defined in the agreement), he shall be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Mr. Wu has agreed not to compete with us for 9 months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Employment Agreement with Yunxia Xu

Effective as of October 1, 2018, we entered into an employment agreement with Yunxia Xu pursuant to which she agreed to serve as our Vice President and Chief Operating Officer. The agreement provides for an annual base salary of USD$30,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, effective as of October 1, 2018, Ms. Xu will be entitled to receive an annual cash bonus in the amount of up to $30,000 if, in the determination of the Company’s Compensation Committee, the Company’s total sales increased by 20% during the fiscal year in question. She is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. Upon approval from the Board of Directors, she will also be granted 30,000 restricted shares on a quarterly basis under the terms of the 2019 Equity Incentive Plan. The term of the agreement shall expire on September 30, 2023, which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of her salary through the date of her termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of her benefits under the agreement. If her employment is terminated at our election without “cause” (as defined in the agreement), which requires 30 days’ advanced notice, or by her for “good reason” (as defined in the agreement), she shall be entitled to receive severance payments equal to 9 months’ of her base salary and a pro rata portion of her target annual bonus for the year when termination occurs. Ms. Xu has agreed not to compete with us for 9 months after the termination of her employment; she also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Employment Agreement with Tong Wang

Effective as of November 1, 2019, we entered into an employment agreement with Tong Wang pursuant to which he agreed to serve as our Vice President and Chief Development Officer. The agreement provides for an annual base salary of USD$30,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, Mr. Wang will be entitled to receive an annual cash bonus in the amount of up to $30,000 if, in the determination of the Company’s Compensation Committee, the Company’s total sales increased by 20% during the fiscal year in question. He is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. Upon approval from the Board of Directors, he will also be granted 30,000 restricted shares on a quarterly basis under the terms of the 2019 Equity Incentive Plan. The term of the agreement shall expire on October 31, 2023, which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at our election without “cause” (as defined in the agreement), which requires 30 days’ advanced notice, or by her for “good reason” (as defined in the agreement), he shall be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of her target annual bonus for the year when termination occurs. Mr. Wang has agreed not to compete with us for 9 months after the termination of her employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Employment Agreement with Jing Li

Effective as of October 1, 2018, we entered into an employment agreement with Jing Li pursuant to which she agreed to serve as our Chief Marketing Officer. The agreement provides for an annual base salary of USD$30,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, effective as of October 1, 2018, Ms. Li will be entitled to receive an annual cash bonus in the amount of up to $30,000 if, in the determination of the Company’s Compensation Committee, the Company’s total sales increased by 20% during the fiscal year in question. She is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. Upon approval from the Board of Directors, she will also be granted 10,000 restricted shares on a quarterly basis under the terms of the 2019 Equity Incentive Plan. The term of the agreement shall expire on September 30, 2023, which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of her salary through the date of her termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of her benefits under the agreement. If her employment is terminated at our election without “cause” (as defined in the agreement), which requires 30 days’ advanced notice, or by her for “good reason” (as defined in the agreement), she shall be entitled to receive severance payments equal to 9 months’ of her base salary and a pro rata portion of her target annual bonus for the year when termination occurs. Ms. Li has agreed not to compete with us for 9 months after the termination of her employment; she also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Employment Agreement with Bo Yu

Effective as of August 1, 2019, we entered into an employment agreement with Bo Yu pursuant to which he agreed to serve as our Chief Programs Officer. The agreement provides for an annual base salary of USD$30,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, effective as of August 1, 2019, Mr. Yu will be entitled to receive an annual cash bonus in the amount of up to $30,000 if, in the determination of the Company’s Compensation Committee, the Company’s total sales increased by 20% during the fiscal year in question. He is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. Upon approval from the Board of Directors, he will also be granted 10,000 restricted shares on a quarterly basis under the terms of the 2019 Equity Incentive Plan. The term of the agreement shall expire on September 30, 2023, which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at our election without “cause” (as defined in the agreement), which requires 30 days’ advanced notice, or by her for “good reason” (as defined in the agreement), he shall be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Mr. Yu has agreed not to compete with us for 9 months after the termination of her employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

2019 Equity Incentive Plan

We have adopted the 2019 Equity Incentive Plan (the “Plan”). The Plan is a stock-based compensation plan that provides for discretionary grants of, among others, stock options, stock awards and stock unit awards to key employees and directors of the Company. The purpose of the Plan is to recognize contributions made to our company and its subsidiaries by such individuals and to provide them with additional incentive to achieve the objectives of our Company. No grants have been made under the plan as of the date hereof. The following is a summary of the Plan and is qualified by the full text of the Plan.

Administration. The Plan will be administered by our board of directors, or, once constituted, the Compensation Committee of the board of directors (we refer to body administering the Plan as the “Committee”).

Number of Shares of Common shares. The number of common shares that may be issued under the Plan is 2,000,000. Shares issuable under the Plan may be authorized but unissued shares or treasury shares. If there is a lapse, forfeiture, expiration, termination or cancellation of any award made under the Plan for any reason, the shares subject to the award will again be available for issuance. Any shares subject to an award that are delivered to us by a participant, or withheld by us on behalf of a participant, as payment for an award or payment of withholding taxes due in connection with an award will not again be available for issuance, and all such shares will count toward the number of shares issued under the Plan. The number of common shares issuable under the Plan is subject to adjustment, in the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the company or any similar corporate transaction. In each case, the Committee has the discretion to make adjustments it deems necessary to preserve the intended benefits under the Plan. No award granted under the Plan may be transferred, except by will, the laws of descent and distribution.

Eligibility. All key employees and directors of the Company are eligible to receive awards under the Plan.

Awards to Participants. The Plan provides for discretionary awards of, among others, stock options, stock awards and stock unit awards to participants. Each award made under the Plan will be evidenced by a written award agreement specifying the terms and conditions of the award as determined by the Committee in its sole discretion, consistent with the terms of the Plan.

Stock Options. The Committee has the discretion to grant non-qualified stock options or incentive stock options to participants and to set the terms and conditions applicable to the options, including the type of option, the number of shares subject to the option and the vesting schedule; each option will expire ten years from the date of grant and no dividend equivalents may be paid with respect to stock options. The aggregate maximum number of shares as to which a Key Employee may receive Stock Options and Stock Appreciation Rights in any calendar year is 200,000, except that the aggregate maximum number of shares as to which a Key Employee may receive Stock Options and Stock Appreciation Rights in the calendar year in which such Key Employee begins employment with the Company or its Subsidiaries is 350,000.

Stock Awards. The Committee has the discretion to grant stock awards to participants. Shares granted under the Plan will be effective and exercisable as of the Company’s completion of our initial public offering of its securities and other terms, restrictions and qualifications that may be set forth in the individual grant agreements. Stock awards will consist of common shares granted without any consideration from the participant or shares sold to the participant for appropriate consideration as determined by the Board. The number of shares awarded to each participant, and the restrictions, terms and conditions of the award, will be at the discretion of the Committee. Subject to the restrictions, a participant will be a shareholder with respect to the shares awarded to him or her and will have the rights of a shareholder with respect to the shares, including the right to vote the shares and receive dividends on the shares; provided that dividends otherwise payable on any performance-based stock award will be held by us and will be paid to the holder of the stock award only to the extent the restrictions on such stock award lapse, and the Committee in its discretion can accumulate and hold such amounts payable on any other stock awards until the restrictions on the stock award lapse. The aggregate maximum number of shares that may be used for Stock Awards, Stock Bonus Awards and or Stock Unit Awards that are intended to qualify as “performance-based” in accordance with Section 162(m) of the Code that may be granted to any Key Employee in any calendar year is 250,000, or, in the event the award is settled in cash, an amount equal to the fair market value of such number of shares on the date on which the award is settled.

Payment for Stock Options and Withholding Taxes. The Committee may make one or more of the following methods available for payment of any award, including the exercise price of a stock option, and for payment of the minimum required tax obligation associated with an award: (i) cash; (ii) cash received from a broker-dealer to whom the holder has submitted an exercise notice together with irrevocable instructions to deliver promptly to us the amount of sales proceeds from the sale of the shares subject to the award to pay the exercise price or withholding tax; (iii) by directing us to withhold common shares otherwise issuable in connection with the award having a fair market value equal to the amount required to be withheld; and (iv) by delivery of previously acquired common shares that are acceptable to the Committee and that have an aggregate fair market value on the date of exercise equal to the exercise price or withholding tax, or certification of ownership by attestation of such previously acquired shares.

Amendment of Award Agreements; Amendment and Termination of the Plan; Term of the Plan. The Committee may amend any award agreement at any time, provided that no amendment may adversely affect the right of any participant under any agreement in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or stock exchange rule. The Board may terminate, suspend or amend the Plan, in whole or in part, from time to time, without the approval of the shareholders, unless such approval is required by applicable law, regulation or stock exchange rule, and provided that no amendment may adversely affect the right of any participant under any outstanding award in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or rule of any stock exchange on which the shares are listed.

Notwithstanding the foregoing, neither the Plan nor any outstanding award agreement can be amended in a way that results in the repricing of a stock option. Repricing is broadly defined to include reducing the exercise price of a stock option or cancelling a stock option in exchange for cash, other stock options with a lower exercise price or other stock awards. (This prohibition on repricing without shareholder approval does not apply in case of an equitable adjustment to the awards to reflect changes in the capital structure of the company or similar events.)

No awards may be granted under the Plan on or after the tenth anniversary of the effective date of the Plan.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into.

A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Limitation on Liability and Other Indemnification Matters

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our Memorandum and Articles of Association, we may indemnify its directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the registrant and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Director Compensation

All directors hold office until their successors have been duly elected and qualified unless a term of offices has been fixed by a resolution of directors or resolutions of members. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive $1,250 per month for serving as directors (with the exception that the Chair of the Audit Committee are entitled to receive $1,500 per month) and may receive option grants from our company.

RELATED PARTY TRANSACTIONS

The following is a description of transactions since inception, in which the amount involved in the transaction exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets as at the year-end for the last two completed fiscal years, and for the two six months periods ended March 31, 2020 and 2019, and to which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Name of related parties	Relationship with the Company
Jianbo Zhang	Founder and ultimate controlling shareholder, CEO
Beijing Renda Finance and Education Technology Co., Ltd (“Renda”)	A company controlled by the founder and ultimate controlling shareholder, CEO from March 23, 2009 to April 26, 2018
Jinan Wanze Education Information Consulting Co., Ltd. (“Jinan Wanze”)	A company controlled by the founder and ultimate controlling shareholder, CEO from May 10, 2011 to July 26, 2018

Due to related party balance

The related party balances of $140,000 as of September 30, 2020 and 2019 relate to IPO costs paid by Jianbo Zhang on behalf of the Company. The due to related party balance is unsecured, non-interest bearing and due on demand.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information with respect to the beneficial ownership of our common shares and as adjusted to reflect the sale of the common shares offered by us in our initial public offering, for:

●	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding common shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of December 14, 2020 through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker dealer. None of the stockholders listed in the table are located in the United States and none of the common shares held by them are located in the United States. Applicable percentage ownership is based on 7,938,000 common shares outstanding as of December 14, 2020. Unless otherwise indicated, the address of each beneficial owner listed in the table below is to the Company c/o 1209 N. University Blvd, Middletown, OH 45042.

	Beneficial Ownership Prior to Offering (1)		Beneficial Ownership After
Name of Beneficial Owner	Common shares	Percentage	Offering (1) Percentage
Jianbo Zhang, CEO (3)(4)	6,667,416	83.99%	75.76%
Zhenyu Wu, CFO (5)	396,900	5.00%	4.51%
Yunxia Xu, COO (6)	63,000	*	*
Jing Li, CMO (7)	31,500	*	*
Bo Yu, CPO (7)	-	*	-
Craig Wilson (2)	-	-	-
Michael Pratt (2)	-	-	-
Kelly Cowan (2)	-	-	-
All directors and executive officers as a group (8 persons)	1,999,116	25.18%	22.72%

5% or greater beneficial owners as a group
Wonderland Holdings International Limited (3)	5,159,700	65%	58.63%

*	Less than 1%.

(1)

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares or the power to receive the economic benefit of the common shares. This calculation also assumes that the underwriters exercise their option to purchase 112,500 additional shares in full for the purpose of covering over-allotments. See “Underwriting.”

(2)	Independent director.

(3)

A BVI incorporated entity with the mailing address of c/o No. 36, Daxing Hutong, Fongcheng District, Beijing City, PRC. As Jianbo Zhang is the sole shareholder and director of the entity, he is deemed the beneficial owner of the Company’s securities held by Wonderland Holdings.

(4)

Does not include a restricted stock grant of up to 100,000 shares of the Company to be made pursuant to the terms of the 2019 Equity Incentive Plan (the “Plan”), vesting in four equal installments on the first calendar day of each full fiscal quarters following the grant date.

(5)

Does not include a restricted stock grant of up to 50,000 shares of the Company to be made pursuant to the terms of the Plan, vesting in four equal installments on the first calendar day of each full fiscal quarters following the grant date.

(6)

Does not include a restricted stock grant of up to 30,000 shares of the Company to be made pursuant to the terms of the Plan vesting in four equal installments on the first calendar day of each full fiscal quarters following the grant date.

(7)	Does not include a restricted stock grant of up to 10,000 shares of the Company to be made pursuant to the terms of the Plan, vesting in four equal installments on the first calendar day of each full fiscal quarters following the grant date.

As of October 10, 2019, there were 23 holders of record entered in our share register, of which no holders were U.S. residents. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

Our audit committee charter will provide that our audit committee be responsible for reviewing and approving, in advance any related party transactions. This will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. All of the transactions described in this section occurred prior to the creation of our audit committee and the adoption of this policy but were subsequently ratified by our Board of Directors.

DESCRIPTION OF SHARE CAPITAL

We were incorporated as a BVI business company under the BVI Act on December 13, 2017 under the name “Elite Education Group International Limited.”

On October 25, 2020, our Board of Directors and stockholders approved a 1-for-0.63 reverse stock split of our issued and outstanding common shares (the “Reverse Stock Split”), which became effective on October 27, 2020.

As of the date of this prospectus, we have authorized 31,500,000 common shares, of US$0.0015 par value. The following are summaries of the material provisions of our Memorandum and Articles of Association; a copy of these documents are filed as exhibits to the registration statement of which this prospectus is a part.

Units Offered Hereby

We are offering 750,000 Units at a fixed price of $8.00 per Unit. Each Unit consists of (a) one common share, (b) one Series A Warrants to purchase one common share at an exercise price equal to $5.00 per share, exercisable until the fifth anniversary of the issuance date, and (c) one Series B Warrants to purchase one common share at an exercise price equal to $10.00 per share, exercisable until the fifth anniversary of the issuance date and subject to certain adjustment and cashless exercise provisions as described herein. The common shares and the Warrants are immediately separable and will be issued separately, but will be purchased together in this offering. We do not intend to apply for any listing of either of the Warrants on the Nasdaq Capital Market or any other securities exchange or nationally recognized trading system, and we do not expect a market to develop for the Series A Warrants or the Series B Warrants.

Shares

All of our issued common shares are fully paid and non-assessable. Certificates evidencing the common shares are issued in registered form. Our shareholders who are non-residents of the British Virgin Islands may freely hold and vote their common shares.

Distributions

The holders of our common shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Act.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action or may be effected by a resolution in writing. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each common share that such shareholder holds.

Warrant Agent

The Series A Warrants and Series B Warrants will be issued in registered form under a warrant agent agreement (the “Warrant Agent Agreement”) between us and our warrant agent, VStock Transfer, LLC (the “Warrant Agent”). The material provisions of the warrants are set forth herein and a copy of the Warrant Agent Agreement has been filed as an exhibit to the Registration Statement on Form F-1, of which this prospectus forms a part. The Company and the Warrant Agent may amend or supplement the Warrant Agent Agreement without the consent of any holder for the purpose of curing any ambiguity, or curing, correcting or supplementing any defective provision contained therein or adding or changing any other provisions with respect to matters or questions arising under the Warrant Agent Agreement as the parties thereto may deem necessary or desirable and that the parties determine, in good faith, shall not adversely affect the interest of the Series A Warrant or Series B Warrant holders. All other amendments and supplements to the Warrant Agent Agreement shall require the vote or written consent of holders of at least 50.1% of each of the Series A Warrants and Series B Warrants.

Series A Warrants Offered Hereby

The Series A Warrants entitle the registered holder to purchase one share of our common stock at a price equal to $5.00 per share, subject to adjustment as discussed below, terminating at 5:00 p.m., New York City time, on the fifth (5th) anniversary of the date of issuance.

The exercise price and number of shares of common stock issuable upon exercise of the Series A Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extra common dividend on or recapitalization, reorganization, merger or consolidation.

The Series A Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the Warrant Agent, with the exercise form attached to the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The Series A Warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their Series A Warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the Series A warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No Series A Warrants will be exercisable for cash unless at the time of the exercise a prospectus or prospectus relating to common stock issuable upon exercise of the Series A Warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the Series A Warrant Agent Agreement, we have agreed to use our best efforts to maintain a current prospectus or prospectus relating to common stock issuable upon exercise of the Series A Warrants until the expiration of the Series A Warrants. Additionally, the market for the Series A Warrants may be limited if the prospectus or prospectus relating to the common stock issuable upon exercise of the Series A Warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of such Series A Warrants reside. In no event will the registered holders of a Series A Warrant be entitled to receive a net-cash settlement in lieu of physical settlement in shares of our common stock.

No fractional shares of common stock will be issued upon exercise of the Series A Warrants. If, upon exercise of the Series A Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of common stock to be issued to the Warrant holder. If multiple Series A Warrants are exercised by the holder at the same time, we will aggregate the number of whole shares issuable upon exercise of all the Series A Warrants.

The price of the Series A Warrants has been arbitrarily established by us and the Underwriter after giving consideration to numerous factors, including but not limited to, the pricing of the Units in this offering. No particular weighting was given to any one aspect of those factors considered. We have not performed any method of valuation of the warrants.

Series B Warrants Offered Hereby

The Series B Warrants entitle each holder to purchase one share of our common stock at an exercise price of $10.00 per share, subject to adjustment as discussed below, terminating at 5:00 p.m., New York City time, on the fifth (5th) anniversary of the date of issuance.

The exercise price and number of shares of common stock issuable upon exercise of the Series B Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extra common dividend on or recapitalization, reorganization, merger or consolidation.

The Series B Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the Warrant Agent, with the exercise form attached to the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The Series B Warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their Series B Warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the Series B warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No Series B Warrants will be exercisable for cash unless at the time of the exercise a prospectus or prospectus relating to common stock issuable upon exercise of the Series B Warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the Series B Warrant Agent Agreement, we have agreed to use our best efforts to maintain a current prospectus or prospectus relating to common stock issuable upon exercise of the Series B Warrants until the expiration of the Series B Warrants. Additionally, the market for the Series B Warrants may be limited if the prospectus or prospectus relating to the common stock issuable upon exercise of the Series B Warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of such Series B Warrants reside. In no event will the registered holders of a Series B Warrant be entitled to receive a net-cash settlement in lieu of physical settlement in shares of our common stock.

No fractional shares of common stock will be issued upon exercise of the Series B Warrants. If, upon exercise of the Series B Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of common stock to be issued to the Warrant holder. If multiple Series B Warrants are exercised by the holder at the same time, we will aggregate the number of whole shares issuable upon exercise of all the Series B Warrants.

The price of the Series B Warrants has been arbitrarily established by us and the Underwriter after giving consideration to numerous factors, including but not limited to, the pricing of the Units in this offering. No particular weighting was given to any one aspect of those factors considered. We have not performed any method of valuation of the warrants.

If we fail to maintain a current prospectus or prospectus relating to the common stock issuable upon the exercise of the Series B Warrants, such holders may exercise their Series B warrants on a “cashless” basis pursuant to a formula set forth in the terms of the Series B Warrants. Additionally, holders of Series B Warrants may exercise such warrants on a “cashless” basis upon the earlier of (i) 15 trading days from the issuance date of such warrant or (ii) the time when $10.0 million of volume is traded in our common stock, if the volume weighted average price (“VWAP”) of our common stock on any trading day on or after the date of issuance fails to exceed the exercise price of the Series B Warrant (subject to adjustment for any stock splits, stock dividends, stock combinations, recapitalizations and similar events). In such event, the aggregate number of shares of common stock issuable in such cashless exercise shall equal the product of (x) the aggregate number of shares of common stock that would be issuable upon exercise of the Series B Warrant in accordance with its terms if such exercise were by means of a cash exercise rather than a cashless exercise and (y) 1.00.

Election of directors

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. The laws of the British Virgin Islands, however, do not specifically prohibit or restrict the creation of cumulative voting rights for the election of our directors. Cumulative voting is not a concept that is accepted as a common practice in the British Virgin Islands, and we have made no provisions in our memorandum and articles of association to allow cumulative voting for elections of directors.

Meetings

We must provide written notice of all meetings of shareholders, stating the time, date and place at least 7 days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a meeting of shareholders upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our board of directors may call a meeting of shareholders on its own motion. A meeting of shareholders may be called on short notice if at least 90% of the common shares entitled to vote on the matters to be considered at the meeting have waived notice of the meeting, and presence at the meeting shall be deemed to constitute waiver for this purpose.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than one-third of the issued common shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the common shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. If not, the meeting will be dissolved. No business may be transacted at any meeting of shareholders unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders. If the chair of our board is not present then the shareholders present shall choose a shareholder to chair the meeting of the shareholders.

A corporation that is a shareholder shall be deemed for the purpose of our memorandum and articles of association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Act or the company’s Memorandum and Articles of Association. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a member. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the Board of Directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s Memorandum and Articles of Association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extracommon majority of shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new common shares under either BVI law or our memorandum and articles of association.

Transfer of common shares

Subject to the restrictions in our memorandum and articles of association, the lock-up agreements with our underwriters described in “Shares Eligible for Future Sale—Lock-Up Agreements” and applicable securities laws, any of our shareholders may transfer all or any of his or her common shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any common share. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of a common share unless: (a) the person transferring the shares has failed to pay any amount due in respect of any of those shares; or (b) such refusal or delay is deemed necessary or advisable in our view or that of our legal counsel in order to avoid violation of, or in order to ensure compliance with, any applicable, corporate, securities and other laws and regulations.

Liquidation

As permitted by BVI law and our memorandum and articles of association, the company may be voluntarily liquidated by a resolution of shareholders or, if permitted under section 199(2) of the BVI Act, by a resolution of directors if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities by resolution of directors and resolution of shareholders.

Calls on common shares and forfeiture of common shares

Our board of directors may, on the terms established at the time of the issuance of such shares or as otherwise agreed, make calls upon shareholders for any amounts unpaid on their common shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The common shares that have been called upon and remain unpaid are subject to forfeiture. For the avoidance of doubt, if the issued common shares have been fully paid in accordance with the terms of its issuance and subscription, the directors shall not have the right to make calls on such fully paid common shares and such fully paid common shares shall not be subject to forfeiture.

Redemption of common shares

Subject to the provisions of the BVI Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our memorandum and articles of association and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, the NASDAQ Capital Market, or by any recognized stock exchange on which our securities are listed.

Modifications of rights

If at any time, the Company is authorized to issue more than one class of common shares, all or any of the rights attached to any class of shares may be amended only with the consent in writing of or by a resolution passed at a meeting of not less than 50% of the shares of the class to be affected.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by resolution of our board of directors or by a resolution of shareholders:

●	amend our memorandum of association to increase or decrease the maximum number of shares we are authorized to issue;

●	subject to our memorandum of association, divide our authorized and issued shares into a larger number of shares; and

●	subject to our memorandum of association, combine our authorized and issued shares into a smaller number of shares.

Untraceable shareholders

We are not entitled to sell the shares of a shareholder who is untraceable.

Inspection of books and records

Under BVI Law, holders of our common shares are entitled, upon giving written notice to us, to inspect (i) our memorandum and articles of association, (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members, and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests. See “Where You Can Find More Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional common shares

Our memorandum and articles of association authorizes our board of directors to issue additional common shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Differences in Corporate Law

The BVI Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the British Virgin Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements

Under the laws of the BVI, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders. While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company. A transaction entered into by our company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the common course of the company’s business and on usual terms and conditions. Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation. The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration. After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI. A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days (from the date of the notice) who gave written objection. These shareholders then have 20 days to give to the company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder. Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the common course notwithstanding his dissent. Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ suits

There are both statutory and common law remedies available to our shareholders as a matter of British Virgin Islands law. These are summarized below.

Prejudiced members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or our memorandum and articles of association be set aside. Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company to redress any wrong done to it, i.e., derivate actions.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down.

Indemnification of directors and executive officers and limitation of liability

BVI law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the BVI courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our memorandum and articles of association, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

●	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our Memorandum and Articles of Association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable. However, under BVI law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, as they believe in good faith to be in the best interests of our company.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Under BVI law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Act or our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. BVI law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. BVI law and our memorandum and articles of association allow our shareholders holding not less than 30% of the votes of the outstanding voting shares to requisition a shareholders’ meeting. We are not obliged by law to call shareholders’ annual general meetings, but our memorandum and articles of association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under BVI law, our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors can be removed from office, with or without cause, by a resolution of shareholders called for the purpose of removing the director or for purposes including the removal of the director or by written resolution passed by at least 75% of the votes of the shareholders of the Company. Directors can also be removed by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. BVI law has no comparable statute and our memorandum and articles of association fails to expressly provide for the same protection afforded by the Delaware business combination statute.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Act and our memorandum and articles of association, we may appoint a voluntary liquidator by a resolution of the shareholders.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the issued shares in that class.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by BVI law, our memorandum and articles of association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. An amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI.

Stock Transfer Agent

Vstock Transfer is our company’s stock transfer agent. VStock’s contact information is VStock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598, tel. (212) 828-8436.

SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for our common shares. Future sales of substantial amounts of our common shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our common shares to fall or impair our ability to raise equity capital in the future. We are unable to estimate the number of common shares that may be sold in the future.

Upon the completion of this offering, we will have outstanding 8,800,500 common shares. The amount of shares outstanding upon completion of this offering assumes no exercise of the underwriters’ option to purchase additional shares. All of the shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by one of our affiliates as that term is defined in Rule 144 under the Securities Act, which generally includes directors, officers or 10% stockholders.

Lock-Up

We and our executive officers and directors have agreed with the underwriters not to offer, sell, dispose of or hedge any shares of our common shares, subject to specified limited exceptions and extensions described elsewhere in this prospectus, during the period continuing through the date that is twelve months (subject to extension) after the date of this prospectus, except with the prior written consent of ViewTrade on behalf of the underwriters. ViewTrade in its sole discretion on behalf of the underwriters, may release any of the securities subject to these lock-up agreements at any time without notice. The lock-up period may be extended in the circumstances described under “Underwriting.”

Rule 144

Common shares held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act, as well as shares held by our current stockholders, may be resold only pursuant to further registration under the Securities Act or in transactions that are exempt from registration under the Securities Act. In general, under Rule 144 as currently in effect, beginning 90 days after our Form F-1 Registration Statement becomes effective, any of our affiliates would be entitled to sell, without further registration, within any three-month period a number of shares that does not exceed the greater of:

●	1% of the number of common shares then outstanding, which will equal approximately shares immediately after this offering; or

●	the average weekly trading volume of the common shares during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates will also be subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

TAXATION

The following summary of the material British Virgin Islands and U.S. federal income tax consequences of an investment in our common shares and Warrants is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our common shares, such as the tax consequences under state, local and other tax laws.

The following sets forth the material British Virgin Islands and U.S. federal income tax matters related to an investment in our common shares and Warrants (the “Equity Securities”). It is directed to U.S. Holders (as defined below) of our common shares and is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in the Equity Securities, such as the tax consequences under state, local and other tax laws. The following brief description applies only to U.S. Holders (defined below) that hold the Equity Securities as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder in effect as of the date of this prospectus. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons as described in Section 7701(a)(30) of the Code or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX

ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX

CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

British Virgin Islands Taxation

The company and all distributions, interest and other amounts paid by the company in respect of the common shares of the company to persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any common shares, debt obligations or other securities of the company.

All instruments relating to transactions in respect of the common shares, debt obligations or other securities of the company and all instruments relating to other transactions relating to the business of the company are exempt from payment of stamp duty in the BVI provided that they do not relate to real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the company or its shareholders.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts; broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our common shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares;

●	persons who acquired our common shares pursuant to the exercise of any employee share option or otherwise as consideration; or

●	persons holding our common shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our common shares.

Taxation of Warrants

A U.S. Holder that purchases the Equity Securities in connection with this offering will not be subject to United States federal income taxation with respect to the receipt of warrants. Instead, such a U.S. Holder will allocate its purchase price for our common shares between the common shares and the Warrants received in proportion to the relative fair market values of these securities on the date the Equity Securities are purchased. This allocation will establish a U.S. Holder’s initial tax bases in our common shares and the Warrants.

The exercise of a warrant to purchase common shares generally will not constitute a taxable event. Accordingly, a U.S. Holder generally will not recognize gain or loss upon the exercise of the Warrant. Rather, a U.S. Holder will recognize taxable gain or loss if and when such U.S. Holder disposes of the common shares received pursuant to the exercise of the Warrant in a taxable transaction. A U.S. Holder’s aggregate tax basis in the common shares received pursuant to the exercise of the warrant will be equal to the amount paid upon the exercise of the Warrant plus the U.S. Holder’s basis in the Warrant. The holding period of the common shares received pursuant to the exercise of the Warrant would begin on the day that the Warrant is exercised.

Subject to the discussion under “—Passive Foreign Investment Company” below, for United States federal income tax purposes, a U.S. Holder will recognize taxable gain or loss upon the sale or other disposition of the Warrants in an amount equal to the difference between the amount realized for the Warrants and the U.S. Holder’s tax basis in the Warrants. Such gain or loss will generally be treated as capital gain or loss. Capital gains of non-corporate holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. Gain or loss recognized by a U.S. Holder on a sale of Warrants generally will be treated as United States source gain or loss for United States foreign tax credit purposes.

If a Warrant is allowed to lapse unexercised, a U.S. Holder will recognize a capital loss equal to such U.S. Holder’s basis in the Warrant. Such loss will be long-term if the Warrant has been held for more than one year. The deductibility of capital losses is subject to limitations under the Code.

The exercise price of the Warrants will be adjusted in certain circumstances. Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing a holder’s proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to such holder. Adjustments to the exercise price made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the Warrants, however, will generally not be considered to result in a deemed distribution to holders. If any price adjustment to the exercise price of the Warrants does not qualify as being pursuant to a bona fide reasonable adjustment formula, a holder of a Warrant will be deemed to have received a distribution even though such holder has not received any cash or property as a result of such adjustments. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules under the Code. U.S. Holders should consult their own tax advisors regarding the possible application of Section 305(c) of the Code.

Taxation of Dividends and Other Distributions on our Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the common shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the common shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares, including the effects of any change in law after the date of this prospectus. Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our common shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the common shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the common shares for more than one year, you will be eligible for reduced tax rates applicable to long term capital gains. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year. Our actual PFIC status for the current taxable year will not be determinable until after the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our common shares, our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of the common shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold common shares, we will continue to be treated as a PFIC for all succeeding years during which you hold common shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the common shares.

If we are a PFIC for any taxable year during which you hold common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive on the common shares and any gain you realize from a sale or other disposition (including a pledge) of the Equity Securities, unless, in the case of the common shares, you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the common shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as common income, and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Equity Securities cannot be treated as capital, even if you hold the common shares as capital assets.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if you hold the common shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the common shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted basis in such common shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as common income. Common loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the NASDAQ Capital Market. Pursuant to a special rule that applies to a company that initiates a public offering of a class of stock during the fourth quarter of the calendar year, our common shares will be treated as “regularly traded” in 2020 if the common shares are traded on a qualified exchange or other market, other than in de minimis quantities, on the greater of 1/6 of the days remaining in the quarter in which the offering occurs, or 5 days. If the common shares are regularly traded on the NASDAQ Capital Market and if you are a holder of common shares, the mark-to-market election would be available to you were we to be or become a PFIC. The mark-to-market election is currently not available with respect to the Warrants.

Alternatively, a U.S. Holder of stock (but not warrants) in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold common shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the common shares and any gain realized on the disposition of the common shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in the Equity Securities and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or redemption of our common shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

Foreign Financial Asset Reporting

Certain U.S. Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts. The common shares are expected to constitute foreign financial assets subject to these requirements unless the common shares are held in an account at certain financial institutions. U.S Holders should consult their tax advisers regarding the application of these reporting requirements.

Transfer Reporting Requirements

A U.S Holder that transfers cash in exchange for equity of a newly created non-U.S. corporation may be required to file Form 926 or a similar form with the IRS if the transferred cash, when aggregated with all transfers made by such U.S. Holder (or any related person) within the preceding 12 month period, exceeds $100,000. United States Holders should consult their tax advisers regarding the applicability of this requirement to their acquisition of common shares and Warrants.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the British Virgin Islands with limited liability. We are incorporated in the British Virgin Islands because of certain benefits associated with being a British Virgin Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located in the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed Vcorp Agent Services as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

We have been advised by our counsel as to BVI law, that the United States and the BVI Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the BVI. We have also been advised by Ogier that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the British Virgin Islands under the common law doctrine of obligation.

We incorporated in the BVI in order to enjoy the following benefits: (1) political and economic stability; (2) an effective judicial system; (3) a favorable tax system; (4) the absence of exchange control or currency restrictions; and (5) the availability of professional and support services. However, certain disadvantages accompany incorporation in the BVI. These disadvantages include, but are not limited to, the following: (1) the BVI has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and (2) BVI companies may not have standing to sue before the federal courts of the United States. Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our operations are conducted outside the United States, and all of our assets are located outside the United States. All of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Ogier has advised us that there is uncertainty as to whether the BVI and China courts, respectively, would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the BVI that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedure Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the BVI.

UNDERWRITING

We will enter into an underwriting agreement with ViewTrade Securities, Inc., or the Representative, acting as the sole book-runner and lead managing underwriter, with respect to the Units subject to this offering. Subject to the terms and conditions of the underwriting agreement, each underwriter named below has severally agreed to purchase from us, on a firm commitment basis, the number of Units set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus:

Underwriters	Number of Units

ViewTrade Securities, Inc.	[●]

Total	750,000

The underwriters have agreed to purchase all of the Units offered by this prospectus if they are purchased. The underwriting agreement provides that the underwriters are obligated to purchase all of the Units offered by this prospectus, other than those covered by the over-allotment option, if any Units are purchased. Under the terms of the underwriting agreement, the obligations of the underwriters to pay for and accept delivery of the Units are subject to the passing upon of certain legal matters by counsel and certain conditions such as confirmation of the accuracy of representations and warranties by us about our financial condition and operations and other matters.

Commission and Expenses

The underwriting discounts and commissions are 8% of the initial public offering price.

We agreed to pay $70,000 as an advance payment towards the Representative’s accountable expenses ($35,000 paid upon execution of the engagement letter in connection with this offering, and $35,000 to be paid upon receipt of initial comments from the SEC staff in connection with this offering, (together, the “Advance”)). As of the date of this prospectus, we have paid $35,000 of the Advance to the Representative. The Advance shall be applied towards the Representative’s accountable expenses. Any portion of the Advance will be returned to us in the event it is not actually incurred.

The Representative has advised us that the underwriters propose to offer the Units to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $[●] per Unit. The underwriters may allow, and certain dealers may re-allow, a discount from the concession not in excess of $[●] per Unit to certain brokers and dealers. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the Representative. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the underwriting discounts and commissions payable to the underwriters by us in connection with this offering.

		Aggregate
	Per Unit	Amount

Public offering price	$8.00	$6,000,000
8.0% Underwriting discount (1)	$0.64	$480,000
Non-accountable expense allowance (2)	$0.04	$30,000
Proceeds before other expenses	$7.32	$5,490,000

(1)	Represents an underwriting discount of public offering price. We have paid ViewTrade a $35,000 advance to be applied against the accountable expenses in connection with this offering.

(2)	The non-accountable expense allowance is equal to 0.5% of the gross proceeds of the offering.

We estimate that the total expense of this offering excluding the underwriters’ discount and the non-accountable expense allowance will be approximately $[●]. We have also agreed to reimburse the Representative’s accountable expenses relating to the offering in amount not to exceed $150,000 (including any Advances).

The distribution of our securities will end upon the underwriters’ cessation of selling efforts and stabilization activities.

Pursuant to the underwriting agreement, we have granted the representatives an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional 112,500 Units on the same terms as the other Units being purchased by the underwriters from us. The representatives may exercise the option solely to cover over-allotments, if any, in the sale of the Units that the underwriters have agreed to purchase. If the over-allotment option is exercised in full, the total public offering price, underwriting discount, offering expenses and net proceeds to us after offering expenses will be $6,900,000, $552,000, $[●] and $[●], respectively.

Underwriters’ Warrants

We have also agreed to issue to the underwriters warrants to purchase a number of shares of common stock equal to an aggregate of 10% of the shares of common stock sold in this offering. The warrants will have an exercise price equal to 110% of the offering price of the common stock sold in this offering and may be exercised on a cashless basis. The warrants are exercisable commencing 180 days after the effective date of the registration statement related to this offering, and will be exercisable for five years from the commencement of sales of this offering. The warrants are not redeemable by us. The warrants also provide for unlimited “piggyback” registration rights at our expense with respect to the underlying common stock during the five-year period running from the commencement of sales of this offering. The warrants and the underlying common stock have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The underwriters (or permitted assignees under FINRA Rule 5110(e)(2)) may not sell, transfer, assign, pledge, or hypothecate the warrants or the securities underlying the warrants, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the commencement of sales of this offering, except to any FINRA member participating in the offering and their officers or partners, registered persons or affiliates so long as the warrants and underlying securities remain subject to the lock-up. The warrants will provide for adjustment in the number and price of such warrants in the event of recapitalization, merger or other structural transaction to prevent mechanical dilution.

Indemnification; Indemnification Escrow

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities. Concurrently with the execution and delivery of the underwriting agreement, we will set up an escrow account with a third-party escrow agent pursuant to which $200,000 of proceeds from the offering will be deposited by the Company at closing for a period of 12 months following the closing date of this offering, which funds will be used in the event we have to indemnify the underwriters pursuant to the terms of the underwriting agreement. Except as described below, the funds in the escrow account that are not subject to an indemnification claim as of 12 month anniversary of closing will be returned to us in accordance with the terms of the escrow agreement. We will pay the reasonable fees and expenses of the escrow agent. In accordance with the terms of the underwriting agreement, we may not change our independent auditing firm within one year of the closing of this offering without the prior written consent of the Representative, which will not be unreasonably withheld. We have agreed to replace our independent auditing firm with a new independent auditing firm within 60 days of the closing of this offering. Upon such appointment, we will cause the new auditing firm to conduct a review of our financial statements included in this registration statement. Following the new auditing firm’s written confirmation to the Representative following that review that there are no material misstatements or adjustments which would require restatements of any of the financial statements included in the registration statement, then $200,000 of the escrow amount will be released to us no later than 30 calendar days following the Representative’s receipt of the written confirmation.

Lock-Up Agreements

Our officers, directors and holders of all of our currently outstanding common stock, prior to the offering, have agreed to a twelve (12) month “lock-up” period from the closing of this offering of the common stock with respect to the common stock that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that are currently outstanding or which may be issued. This means that, for a period of twelve (12) months following the closing of the offering of the common stock, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the Representative.

We have agreed, subject to some exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, for a period of 180 days after the date this prospectus becomes effective.

Listing

We have applied to have our common stock approved for listing on the Nasdaq Capital Market under the symbol “EEIQ.” We make no representation that such application will be approved or that the common stock will trade on such market either now or at any time in the future.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by Representative or by its affiliates. Other than the prospectus in electronic format, the information on the Representative’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Representative in its capacity as an underwriter, and should not be relied upon by investors. Any underwriter who is a qualified market maker on the Nasdaq Capital Market may engage in passive market making transactions on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

No Prior Public Market

Prior to this offering, there has been no public market for our securities and the public offering price for our common stock will be determined through negotiations between us and the Representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Representative believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. The offering price for the shares of the Company’s common stock in this offering has been arbitrarily determined by the Company in its negotiations with the underwriters and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company.

Offers outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any share of common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Price Stabilization, Short Positions

Until the distribution of the common stock offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our common stock. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our common stock. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

●	Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

●	Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the overallotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

●	Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

●	A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the common stock originally sold by the underwriter were later repurchased by the managing underwriter and therefore was not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our common stock. These transactions may occur on the Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time. A prospectus in electronic format may be made available on a website maintained by the representatives of the underwriters and may also be made available on a website maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters to underwriters that may make Internet distributions on the same basis as other allocations. In connection with the offering, the underwriters or syndicate members may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.

The underwriters have informed us that they do not expect to confirm sales of shares of common stock offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Notice to Prospective Investors in Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the Shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Item 13.	Other Expenses of Issuance and Distribution

The estimated expenses payable by us in connection with the offering described in this registration statement (other than the placement discounts and commissions) will be as follows. With the exception of the filing fees for the U.S. Securities Exchange Commission, FINRA and NASDAQ, all amounts are estimates.

U.S. Securities and Exchange Commission registration fee	$2,236.27
FINRA filing fee	$691.48
NASDAQ listing fee	$75,000
Legal fees and expenses for BVI counsel	$15,000
Legal fees and expenses for U.S. counsel	$225,000
Accounting fees and expenses	$695,228
Printing fees and expenses	$46,000
Total	$1,059,155

LEGAL MATTERS

Certain matters as to U.S. federal law in connection with this offering will be passed upon for us by Schiff Hardin LLP. The validity of the issuance of the Units and the common stock will be passed upon for us by Ogier. Ellenoff Grossman & Schole LLP has acted as counsel for the underwriters with respect to this offering.

EXPERTS

Financial statements as of September 30, 2020 and 2019, respectively, and for the years then ended appearing in this prospectus, have been included herein and in the registration statement in reliance upon the report of ZH CPA LLC, Denver, Colorado, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the common shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC. Upon closing of our initial public offering, we will be required to file periodic reports (including an annual report on Form 20-F, which we will be required to file within 120 days from the end of each fiscal year), and other information with the SEC pursuant to the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

elite educaiton international co., ltd
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Elite Education Group International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Elite Education Group International Limited and its subsidiaries (collectively the “Company”) as of September 30, 2019 and 2020 and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended September 30, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ZH CPA, LLC

We have served as the Company’s auditor since 2018
Denver, Colorado

January 29, 2021

1600 Broadway, Suite 1600, Denver, CO, 80202, USA. Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us elite educaiton international co., ltd

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2020 and 2019

(US$, except share data and per share data, or otherwise noted)

	September 30, 2020	September 30, 2019
	US$	US$
Assets
Current Assets
Cash and cash equivalents	7,407,990	8,272,623
Accounts receivables	149,361	238,881
Prepaid expenses	1,632,647	2,061,239
Deferred IPO costs	783,889	351,854
Income tax receivable	668,639	4,240
Total current assets	10,642,526	10,928,837
Non-current assets
Property and equipment, net	3,120,564	2,919,603
Long term prepaid expenses	159,382	743,738
Notes receivable	280,000	280,000
Total assets	14,202,472	14,872,178

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities
Accounts payable and other liabilities	1,976,668	1,431,063
Student deposits	994,940	-
Due to related party	140,000	140,000
Deferred revenue	3,608,237	6,830,043
Total current liabilities	6,719,845	8,401,106

Total liabilities	6,719,845	8,401,106

Commitments and contingencies
Shareholders’ equity
Common shares, US$0.0015873 par value, 31,500,000 shares authorized, 7,938,000 and 7,938,000 shares issued and outstanding as of September 30, 2019 and 2020, respectively	12,600	12,600
Additional paid-in capital	2,731,273	2,731,273
Retained earnings	4,738,754	3,727,199
Total shareholders’ equity	7,482,627	6,471,072

Total liabilities and shareholders’ equity	14,202,472	14,872,178

The accompanying notes form an integral part of these consolidated financial statements.

elite educaiton international co., ltd

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

(US$, except share data and per share data, or otherwise noted)

	For The Year Ended	For The Year Ended
	September 30, 2020	September 30, 2019
	US$	US$

Revenues	9,063,137	8,700,332
Costs of services	2,342,276	2,228,307

Gross profit	6,720,861	6,472,025

Operating costs and expenses:
Selling expenses	2,310,188	1,965,102
General and administrative	3,115,120	1,863,290
Total operating costs and expenses	5,425,308	3,828,392

Income from operations	1,295,553	2,643,633

Other (income) expenses:
Other income	(55,000)	-
Interest income	(35,293)	(79,921)
Foreign exchange (gain) loss	(23,262)	-
Total other (income) expenses	(113,555)	(79,921)

Income before provision for income taxes	1,409,108	2,723,554

Current income tax expense (recovery)	397,553	572,082
Deferred income tax expense (recovery)	-	96,714
Income taxes expense	397,553	668,796

Net income	1,011,555	2,054,758

Comprehensive income	1,011,555	2,054,758

Basic & diluted net income per share	$0.13	$0.26

Weighted average number of common shares-basic and diluted	7,938,000	7,938,000

The accompanying notes form an integral part of these consolidated financial statements.

elite educaiton international co., ltd

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2020 AND 2019

(US$, except share data and per share data, or otherwise noted)

	Common shares	Common shares amount	Additional paid-in capital	Retained earnings	Total equity
Balance as of September 30, 2018	7,938,000	12,600	2,731,273	1,672,441	4,416,314
Net income				2,054,758	2,054,758
Balance as of September 30, 2019	7,938,000	12,600	2,731,273	3,727,199	6,471,072
Net income				1,011,555	1,011,555
Balance as of September 30, 2020	7,938,000	12,600	2,731,273	4,738,754	7,482,627

The accompanying notes form an integral part of these consolidated financial statements.

elite educaiton international co., ltd

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2020 AND 2019

(US$, except share data and per share data, or otherwise noted)

	For The Year Ended September 30,	For The Year Ended September 30,
	2020	2019
	US$	US$
Cash Flows from Operating Activities:
Net income	1,011,555	2,054,758
Adjustments for items not affecting cash:
Depreciation and amortization	87,593	91,814
Deferred income tax expense	-	96,714
Changes in operating assets and liabilities
Accounts receivable	89,521	(207,602)
Prepaid expenses	428,592	(384,997)
Long-term prepaid expenses	584,356	547,487
Accounts payable & other liabilities	545,606	849,228
Deferred revenue	(3,221,807)	1,210,943
Student deposits	994,940	-
Income tax receivable	(664,399)	411,354
Net cash provided from (used in) operating activities	(144,043)	4,669,699

Cash Flows from Investing Activities:
Purchase of property and equipment	(288,555)	(203,172)
Net cash used in investing activities	(288,555)	(203,172)

Cash Flows from Financing Activities:
Amount advanced from related parties	-	140,000
Deferred costs related to initial public offering	(432,035)	(351,854)
Net cash provided from (used in) financing activities	(432,035)	(211,854)

Net increase/(decrease) in cash, cash equivalents and restricted cash	(864,633)	4,254,673
Cash and cash equivalents, beginning of year	8,272,623	4,017,950
Cash and cash equivalents, end of year	7,407,990	8,272,623

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Interest paid	-	-
Income taxes paid	1,053,360	160,728

The accompanying notes form an integral part of these consolidated financial statements.

elite educaiton international co., ltd

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and principal activities

The Company was incorporated in the British Virgin Island (“BVI”) on December 13, 2017. The Company principally engages in the business of foreign language educations. The Company’s revenue is primarily derived from foreign education programs and student accommodation services.

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principal of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

	Principal activities	Percentage of ownership	Date of incorporation	Place of incorporation
Elite Education International Co., Ltd (the “Company”)	Investment holding	—	December 13, 2017	BVI
Quest Holdings International LLC (“QHI”)	Foreign education programs and student dormitory services	100%	December 19, 2012	Ohio, US
Miami International Education Center LLC (“MIE”)	Collection of tuition payments from oversea students	100%	January 23, 2017	Ohio, US

Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual amounts could differ from those estimates and differences could be material. Changes in estimates are recorded in the period they are identified.

There were no significant accounting estimates reflected in the Company’s consolidated financial statements.

Foreign currency and foreign currency translation

The Company’s reporting currency is the United States dollar (“US$”). The US$ is the functional currency of the Company and all of its subsidiaries.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of operations and comprehensive income.

Certain risks and concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and notes receivable. As of September 30, 2020 and 2019, substantially all of the Company’s cash and cash equivalents were held in major financial institutions located in the US.

The Company does not have trades receivable related to students as they are required to prepay service fees. Accounts receivable at September 30, 2020 primarily consist of commission receivable of $75,996 in relation to student recruitment services that the Company performed for another university and interest receivable of $64,974 related to a note receivable.

The remaining $280,000 note receivable balance as at September 30, 2020 is related to a third party borrower. Although the Company is directly affected by the financial conditions of the borrower, the Company does not believe significant credit risk exist since the borrower is also the Company’s student recruitment agent who charges the Company recruitment commission fees for its services. The Company can delay or withhold its payments of recruitment commission fees to the recruitment agent borrower to mitigate the credit risk. Subsequent to September 30, 2020, the Company has collected $100,000 of the note receivable from the borrower.

Therefore, there was no significant concentration risk for the Company as at September 30, 2020 and 2019.

Cash and cash equivalents

Cash and cash equivalents consist of petty cash on hand and cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

Accounts receivable

The Company does not have trades receivable related to students as they are required to prepay service fees. Accounts receivable at September 30, 2020 primarily consist of commission receivable of $75,996 in relation to student recruitment services that the Company performed for another university, University of Northumbria at Newcastle and interest receivable of $64,974.

Revenue recognition

The Company generates revenues primarily by provision of English education programs and accommodation services to its students. Revenue is recognized when the following four revenue recognition criteria are met:

(i)	Persuasive evidence of an arrangement exists,

(ii)	Delivery has occurred or services have been rendered,

(iii)	The selling price is fixed or determinable, and

(iv)	Collectability is reasonably assured.

Revenues for English education programs and accommodation services are both recognized over time upon the delivery of services to the students based on the term of the semester. Revenue recognized represents the net invoiced value after deduction of scholarship, if any, provided to the Company’s students.

The Company also has an agreement with University of North Umbria at Newcastle by which the Company provides student recruitment services to University of North Umbria at Newcastle. In return, University of North Umbria at Newcastle compensates the Company on a commission basis for students that the Company recruited for University of North Umbria at Newcastle. Commission revenue in relation to these services are recognized at the point in time when the Company referred the student and the student enrolled with and started studying at University of North Umbria at Newcastle. This point in time is generally at the first day the related semester begins.

The Company also provides certain occasional short-term training programs or conferences to international adult students. These programs and conferences generally have a one-week term and revenue is therefore recognized at the time when the services are provided.

Funds received from student prior to provision of our education and accommodation services are recognized as deferred revenue. The deferred revenue is subsequently released into revenue once the registered semester starts and is released using straight-line method based on the semester period, which is generally three months. The release of the deferred revenue is to match the timing of the cost of our services, which is generally also based on the semester term.

Costs of services

Costs of services are primarily comprised of the tuition fees paid to our partnered education institution, Miami University, for the provision of our English language programs. The tuition fees are recognized into costs of services when such fees are incurred based on semester terms in direct relation to Miami University’s conducting of the English language education services for us.

Fair value measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs that may be used to measure fair value as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3:	Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments include cash and cash equivalents, accounts receivable, notes receivables, accounts payable and accrued liabilities and taxes payable. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and taxes payable approximate their fair values due to the short-term nature of these instruments.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of September 30, 2020 and 2019.

Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation and impairment. Depreciation of property and equipment is calculated on a straight-line basis, after consideration of expected useful lives and estimated residual values. The estimated annual deprecation rate of these assets are generally as follows:

Category	Depreciation years	Estimated residual value
Buildings	33 to 39	$Nil
Machinery & equipment	3	$Nil
Vehicles	5	$Nil
Furniture and fixtures	7	$Nil
Software	5	$Nil

Expenditures for maintenance and repairs are expensed as incurred. Gains and losses on disposals are the differences between net sales proceeds and carrying amount of the relevant assets and are recognized in the consolidated statements of operations and comprehensive income.

Impairment of long-lived assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the expected future undiscounted cash flows attributable to these assets. If it is determined that an asset is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the assets exceeds the expected discounted cash flows arising from those assets.

There were no impairment losses for the years ended September 30, 2020 and 2019.

Leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. When a lease contains rent holidays, the Company records the total expenses on a straight-line basis over the lease term.

Leases that substantially transfer to the Company all the risks and rewards of ownership of assets are accounted for as capital leases. At the commencement of the lease term, a capital lease is capitalized at the lower of the fair value of the leased asset and the present value of the minimum lease payments, each determined at the inception of the lease.

The corresponding liability to the lessor is included in the consolidated balance sheets as capital lease obligation. Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Assets under capital leases are depreciated the same as owned assets over the shorter of the lease term and their estimated useful lives.

Taxation

Current income taxes are provided on the basis of net profit for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operation and comprehensive income in the period of the enactment of the change.

The Company considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Company has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Company classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

Earnings per share

Basic earnings per share is computed by dividing net income attributable to shareholders by the weighted average number of common shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between common shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Diluted earnings per share is calculated by dividing net income attributable to common shareholders by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

Defined contribution plans

The Company contributes to defined contribution retirement schemes which are available to all employees. Contributions to the schemes by the Company and employees are calculated as a percentage of employees’ basic salaries. The retirement benefit scheme cost charged to profit or loss represents contributions payable by the Company to the funds.

Recently issued accounting standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards (“IFRS”). The transition provisions in ASC Topic 606 require that a public business entity and certain other specified entities adopt ASC Topic 606 for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. All other entities are required to adopt ASC Topic 606 for annual reporting periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020. The amendment is not applicable to the Company since the Company is a shell company and does not generate revenue. The Company will adopt Topic 606 during the first quarter of 2020. The Company is still evaluating the use of either the retrospective or modified retrospective transition method.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments–Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The new guidance will impact the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified the need for a valuation allowance on deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities not under the fair value option is largely unchanged. The standard is effective for public business entities for annual periods (and interim periods within those annual periods) beginning after December 15, 2017. For all other entities, it is effective for fiscal years beginning after 15 December 2018, and interim periods within fiscal years beginning after 15 December 2019. The Company adopted the standard in the year ended September 30, 2020. The adoption of this standard has no impacts on the Company’s consolidated financial statements since the Company did not have equity investments and financial liabilities under fair value options.

In February 2016, FASB issued ASU No. 2016–02, “Leases (Topic 842)”, ASC 842, and subsequently amended the guidance relating largely to transition considerations under the standard in July 2018. The new guidance, which creates new accounting and reporting guidelines for leasing arrangements, requires organizations that lease assets to recognize assets and liabilities on the balance sheet related to the rights and obligations created by those leases, regardless of whether they are classified as finance or operating leases. Consistent with current guidance, the recognition, measurement, and presentation of expenses and cash flows arising from a lease primarily will depend on its classification as a finance or operating lease. The guidance also requires new disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. The new standard is effective for public business entities for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, with early application permitted. In March 2019, the FASB issued ASU 2019-01, Leases (Topic 842) Codification Improvements, which further clarifies the determination of fair value of the underlying asset by lessors that are not manufacturers or dealers and modifies transition disclosure requirements for changes in accounting principles and other technical updates. The amendments in ASU 2019-01 amend Topic 842 and the effective date of those amendments is for fiscal years beginning December 15, 2019, and interim periods within those fiscal years for public business entities. For all other entities, ASC 842 is effective for annual periods beginning after December 15, 2020. The Company is currently evaluating the impact of the new pronouncement on its condensed consolidated financial statements but does not expect it to have a significant impact.

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a Group recognizes an allowance based on the estimate of expected credit loss. For public business entities that meet the definition of an SEC filer, excluding entities eligible to be small reporting corporations as defined by the SEC, ASU No. 2016-13 is effective for fiscal years beginning after Dec. 15, 2019. For all other entities, ASU No. 2016-13 is effective for fiscal years beginning after Dec. 15, 2022. The Company is currently evaluating the impact of this new guidance on its financial position, results of operations, EPS and cash flows.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides guidance for targeted changes with respect to how cash receipts and cash payments are classified in the statements of cash flows, with the objective of reducing diversity in practice. The ASU provides guidance on eight specific cash flow issues:

i.	Debt Prepayment or Debt Extinguishment Costs;

ii.	Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing;

iii.	Contingent Consideration Payments Made after a Business Combination;

iv.	Proceeds from the Settlement of Insurance Claims;

v.	Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned Life Insurance Policies;

vi.	Distributions Received from Equity Method Investees;

vii.	Beneficial Interests in Securitization Transactions; and

viii.	Separately Identifiable Cash Flows and Application of the Predominance Principle

ASU 2016-15 is effective for public entities for interim and annual periods beginning after December 15, 2017, with early adoption permitted. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company does not believe the ASU currently will impact the consolidated financial statements since the Company does not have any of the eight cash flow issues. The Company will continue to evaluate the impact of this accounting standard update on its consolidated statements of cash flows in the year of adoption.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) (“ASU 2016-18”). This ASU affects all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update will become effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, and early adoption is permitted in any interim or annual period. The adoption of the guidance does not have impact to the Company’s statement of cash flows for the years ended September 30, 2019 and 2018 as the Company does not have restricted cash or restricted cash equivalents.

 3. Prepaid Expenses

Prepaid expenses consist of the following:

	September 30, 2020	September 30, 2019
	US$	US$
Prepaid recruitment fees	762,367	1,124,713
Prepaid tuition fees to Miami University	534,791	865,291
Prepaid fees to Dongbei University of Finance and Economics	220,621	-
Prepaid insurance	44,150	48,835
Other prepaid expenses	70,718	22,400
Total	1,632,647	2,061,239

Prepaid recruitment fees represent the prepaid student recruitment fees to agents who help the Company promote and recruit students to enroll in the English education programs offered by the Company. The prepaid expenses are deferred as they represent payments for future services to be rendered by our service agents and future economic benefits to the Company are anticipated. A portion of the prepaid amounts are for long-term services from these agents and hence they are recorded as long-term prepaid expenses. These prepaid expenses are generally for a 3-year term services and are subsequently amortized into expenses using straight-line method based on the 3-year service contract term.

Prepaid tuition fees represent the tuition fees that the Company prepaid to Miami University for services have yet to be provided by Miami University. The prepaid tuition fees will be recognized into costs of services when such fees are incurred based on semester terms in direct relation to Miami University’s conducting of the English language education services for us.

Prepaid fees Dongbei University of Finance and Economics (“DUFE”) represent fees that the Company paid to DUFE, a university in China, for using DUFE’s facilities, including student dormitories, to host remote online English education programs and provide accommodation to students during their studies. Due to the impacts from the Covid-19 pandemic, a majority of the Company’s students were unable to travel to US to physically attend the in-class programs. Therefore, the Company entered into an agreement with DUFE to use DUFE’s facilities to continue its English education programs in China using online conferences with the Miami University.

4. Deferred costs

Deferred costs represented the incremental costs incurred for the Company’s initial public offering (“IPO”). These costs primary include specific legal costs, accounting costs and professional consulting costs. These costs are deferred and will be charged against the gross proceeds of the IPO at completion.

5. Long Term Prepaid Expenses

Long term prepaid expenses represent the long-term portion of the prepaid student recruitment fees to agents for their long-term recruitment services.

6. Property and Equipment, net

Property and equipment, net consist of the following:

	September 30, 2020	September 30, 2019
	US$	US$
Land	1,007,273	1,007,273
Buildings	2,113,415	2,078,790
Machinery & equipment	84,542	84,542
Vehicles	156,175	133,184
Furniture and fixtures	71,301	71,301
Software	230,938	-
Total	3,663,644	3,375,090
Less: Accumulated depreciation	$(543,080)	$(455,487)
Property and equipment, net	3,120,564	2,919,603

Depreciation expenses was recorded in general and administrative expense. The Company recorded depreciation expenses of US$87,593 and US$91,814 for the year ended September 30, 2020 and 2019, respectively.

7. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities primarily consist of the following:

	September 30, 2020	September 30, 2019
	US$	US$
Accounts payable	51,774	106,122
Rent payables	-	140,225
Student refundable deposits	1,151,473	752,084
Accrued commission expenses	152,821	203,564
Salary payables	225,910	180,000
Other payables	394,690	49,068
Total	1,976,668	1,431,063

8. Student Deposits

Student deposits of $994,940 represented application deposits and dormitory fees prepaid by students during the year ended September 30, 2020. These student deposits historically were not refundable under normal circumstances. Due to the impacts of the Covid-19 pandemic, the Company has been considering adjusting the policy to provide refunds to prospective students who decide to withdraw their applications and to admitted students who decide to take online courses at home. As of September 30, 2020, the balance of student deposits related to semesters have yet to commence and therefore it was not determinable whether the balance will be refunded to students or not. Whether the balance will be refunded will depend upon the evolvement of the Covid-19 pandemic and the Company’s official communication to its students. Therefore, these application deposits and prepaid dormitory fees related to future semesters were accounted for as student deposits as of September 30, 2020.

9. Income Taxes

BVI

Under the current laws of the BVI, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no BVI withholding tax will be imposed.

US

Under the current Ohio state and US federal income tax, the Company’s Ohio subsidiaries, QHI and MIE, are subject to the Ohio state’s Commercial Activity Tax (“CAT”) and federal income tax. The Ohio CAT is a business tax levied based on the gross receipts from sales. The federal income tax is based on a flat rate of 21% for the calendar year of 2020 (2019: 21%).

The Company’s provision for income taxes consists of the following:

	September 30, 2020	September 30, 2019
	US$	US$
Current	397,553	572,082
Deferred	-	96,714
Total income tax (recovery)	397,553	668,796

Reconciliation of the differences between statutory tax rate and the effective tax rate

The Company operates in serval tax jurisdictions. Therefore, its income is subject to various rates of taxation. The income tax expense differs from the amount that would have resulted from applying the BVI statutory income tax rates to the Company’s pre-tax income as follows:

	September 30, 2020	September 30, 2019
	US$	US$
Income before income tax expenses	1,409,108	2,723,554
BVI statutory income tax rate	-%	-%
Income tax calculated at statutory rate	-	-
(Increase) decrease in income tax expense resulting from:
Rate differences in various jurisdictions	397,553	668,796
Utilization of loss carryforward	-	(96,714)
Change in deferred income tax assets due to US reform	-	-
Change in deferred income tax assets due to use of loss carryforward	-	96,714
Income tax expense/Effective tax rate	397,553	668,796

Income tax receivable balance as of September 30, 2020 represents amount the Company expects to receive due to the Company overpayment of its income taxes for previous fiscal years as a result of the Company’s change of its tax fiscal yearend from December 31 to match its accounting fiscal yearend of September 30.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions.

As of September 30, 2020 and 2019, the Company did not have any significant unrecognized uncertain tax positions.

10. Ordinary Shares

The Company’s ordinary share’s par value is US$0.001 and is authorized to issue 50,000,000 shares and 12,600,000 shares had been issued and outstanding as of September 30, 2020 and 2019 respectively.

On October 27, 2020, the Company executed a 1-for-0.63 reverse stock split. As a result of the stock split, the number of authorized shares to be issued becomes 31,500,000 and the issued and outstanding shares becomes 7,938,000 shares.

11. Earnings per share

Basic and diluted net earnings per share for each of the years presented are calculated as follows:

	September 30, 2020	September 30, 2019
	US$	US$

Numerator:
Net Income attributable to ordinary shareholders—basic and diluted	1,011,555	2,054,758

Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	7,938,000	7,938,000

Earning per share attributable to ordinary shareholders —basic and diluted	0.13	0.26

12. Commitments and Contingencies

Other than a residential apartment building lease with a lease term of two years that the Company entered into during 2019 as below, the Company did not have significant commitments, long-term obligations, or guarantees as of September 30, 2020 and 2019.

Operating lease

The future aggregate minimum lease payments under the non-cancellable residential apartment building operating lease are as follows:

	Payments due by period
	Total	Less than 1 year	1-3 years	Over 3 years
Operating lease obligations ($)	349,881	349,881	-	-

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated business, financial position, cash flows or results of operations taken as a whole. As of September 30, 2020, the Company is not a party to any material legal or administrative proceedings.

13. Related Party Transactions and Balances

Related Parties

Name of related parties	Relationship with the Company
Jianbo Zhang	Founder and ultimate controlling shareholder, CEO
Beijing Renda Finance and Education Technology Co., Ltd (“Renda”)	A company controlled by the founder and ultimate controlling shareholder, CEO from March 23, 3009 to April 26, 2018
Jinan Wanze Education Information Consulting Co., Ltd. (“Jinan Wanze”)	A company controlled by the founder and ultimate controlling shareholder, CEO from May 10, 2011 to July 26, 2018

Due to related party balance

The related party balances of $140,000 as of September 30, 2020 and 2019 relate to IPO costs paid by Jianbo Zhang on behalf of the Company. The due to related party balance is unsecured, non-interest bearing and due on demand.

14. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to September 30, 2020, through the date the consolidated financial statements were available to issue, and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements, except as follow:

●	On October 27, 2020, the Company conducted a 1/0.63 reverse stock split. The Company has retrospectively accounted for this change. Refer to Notes 10.

Elite Education Group International Limited

750,000 Units consisting of:

Shares

Series A Warrants

Series B Warrants

Prospectus

, 2021

Until    , 2021 (25 days after commencement of our initial public offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers

BVI law does limit the extent to which a company’s Memorandum and Articles of Association may provide for indemnification of officers and directors. Our Memorandum and Articles of Association provides for indemnification of its officers and directors for any liability incurred in their capacities as such, except through their own fraud or willful default to the extent permitted under British Virgin Islands law. Indemnification is only available to a person who acted in good faith and in what that person believed to be in the best interests of our Company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

A director, officer or agent of a company formed under the BVI laws is obligated to act honestly and in good faith and exercise care, diligence and skill of a reasonably prudent person acting in comparable circumstances. Our constitutional documents do not relieve directors, officers or agents from personal liability arising from the management of the business of the company. Notwithstanding the foregoing, Section 132 of the BVI Business Companies Act permits indemnification of directors, officers and agents against all expenses, including legal fees and judgments, fines and settlements, in respect of actions related to their employment. There are no agreements that relieve directors, officer or agents from personal liability. We intend to obtain director and officer insurance.

Item 7.	Recent Sales of Unregistered Securities

Since our inception, we issued and sold 4,410,000 and 8,190,000 of our common shares to Zhang Jianbo and Wonderland Holdings International Limited, in consideration for USD$27,342 and $50,778, respectively. The foregoing issuances were made in a transaction not involving a public offering pursuant to an exemption from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act, and/or rules and regulations promulgated thereunder, including Regulation D or Regulation S, by virtue of being issuances of securities by non-U.S. companies to non-U.S. citizens or residents, conducted outside the United States and not using any element of interstate commerce.

Item 8.	Exhibits and Financial Statement Schedules

(a) Exhibits

The following exhibits are filed herewith or incorporated by reference in this prospectus:

Exhibit	Exhibit title

1.1	Form of Underwriting Agreement.
3.1	Memorandum and Articles of Association. (1)
3.2	Amendment to the Memorandum and Articles of Association. (1)
4.1	Specimen Share Certificate. (1)
4.2	Form of Series A Warrant.
4.3	Form of Series B Warrant.
4.4	Form of Warrant Agency Agreement.
5.1	Opinion of Ogier.
5.2	Opinion of Schiff Hardin LLP.
8.1	Opinion of Schiff Hardin relating tax matters.
10.1	Form independent director agreement. (1)
10.2	Employment Agreement between the Company and Jianbo Zhang. (1)
10.3	Employment Agreement between the Company and Zhenyu Wu. (1)
10.4	Employment Agreement between the Company and Jing Li. (1)
10.5	Employment Agreement between the Company and Yunxia Xu. (1)
10.6	Employment Agreement between the Company and Bo Yu. (1)
10.7	Renda Agreement. (1)
10.8	Indemnification Escrow Agreement.
10.9	Form of Lock-Up Agreement (included in Exhibit 1.1).
10.10	2019 Equity Incentive Plan. (1)
10.11	International Student Recruitment Services Agreement. (1)
10.12	Agreement Miami University and Renda Finance and Education Technology Company. (1)
10.13	Employment Agreement between the Company and Tong Wang. (1)
14.1	Code of Conduct and Ethics. (1)
21.1	List of Subsidiaries of the Registrant. (1)
23.1	Consent of ZH CPA, LLC.
23.2	Consent of Ogier (included in Exhibit 5.1)
23.3	Consent of Schiff Hardin LLP (included in Exhibit 5.2)
24.1	Power of Attorney (included on signature page)
99.1	Charter of the Audit Committee. (1)
99.2	Charter of the Compensation Committee. (1)
99.3	Charter of the Nominating Committee. (1)

(1)	Previously filed.

(b) Financial Statement Schedules

None.

Item 9.	Undertakings

The undersigned registrant hereby undertakes:

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

To provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.”

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on January 29, 2021.

Elite Education Group International Limited

By:	/s/ Zhang Jianbo
Name:	Zhang Jianbo
Title:	Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

Zhang Jianbo	Chairman, Chief Executive Officer	January 29, 2021.
Zhang Jianbo	(Principal Executive Officer)

Zhenyu Wu	Chief Financial Officer and Director	January 29, 2021.
Zhenyu Wu	(Principal Financial and Accounting Officer)

/s/ Craig Wilson*
Craig Wilson	Independent Director	January 29, 2021.

/s/ G. Michael Pratt*
G. Michael Pratt	Independent Director	January 29, 2021.

/s/ M. Kelly Cowan
M. Kelly Cowan	Independent Director	January29, 2021.

By:*	Zhang Jianbo
Zhang Jianbo, Attorney in fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of the Company has signed this registration statement or amendment thereto in New York on January 29, 2021.

Authorized U.S. Representative

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711
Tel: (302) 738-6680

By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Managing Director